UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act

February 13, 2006

Gloria Santona
Executive Vice President
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2006

Re: McDonald's Corporation
Incoming letter dated January 13, 2006

Dear Ms. Santona:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to McDonald's by the Trowel Trades S&P Index Fund. We also have received a letter from the proponent dated January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

[redacted]

06025598

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association
P.O. Box 75000
Detroit, MI 48275

63908

Gloria Santona
Executive Vice President
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3373
Fax: (630) 623-0497

January 13, 2006

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – Trowel Trades S&P 500 Index Fund Shareholder Proposal

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of McDonald's Corporation, and I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of McDonald's intention to exclude from its proxy materials for its 2006 annual meeting of stockholders a shareholder proposal (the "Proposal") submitted by the Trowel Trades S&P 500 Index Fund (the "Proponent"). A copy of the Proposal and the accompanying letter from the Proponent are attached as Exhibit 1. McDonald's requests that the Staff confirm that it will not recommend any enforcement action to the Commission if, for the reasons set forth below, McDonald's excludes the Proposal from its proxy materials. McDonald's currently intends to file definitive copies of the proxy materials with the Commission on or about April 7, 2006.

Pursuant to Rule 14a-8(j), I am furnishing the Staff with six copies of this letter and its exhibits. I am also furnishing copies of the no action letters referenced in this letter. A copy of this letter also is being provided simultaneously to the Proponent.

The Proposal

The Proposal requests that McDonald's shareholders approve the following resolution:

"RESOLVED: that the shareholders of McDonald's Corporation (the "Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing [sic] such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive."

The Proposal is Excludable under Rule 14a-8(i)(3)

Portions of the Proposal are Materially False and Misleading

The Staff has permitted exclusion of proposals under Rule 14a-8(i)(3) where it is shown objectively that they contain materially false or misleading statements. See *Staff Legal Bulletin No. 14B* (September 15, 2004) and *State Street Corp.* (March 1, 2005).

The supporting statement accompanying the Proposal states, "In our opinion, severance agreements as described in this resolution, commonly known as 'golden parachutes', are excessive..." The Staff has previously allowed the phrase "commonly known as 'golden parachutes'" to be excluded from similar proposals on grounds that the phrase is materially false and misleading due to the narrow definition of the term "golden parachute." See *PMC Sierra* (March 1, 2004); *FirstEnergy Corp.* (February 26, 2004). While the Staff recently declined to allow exclusion of certain proposals that used the phrase "golden parachutes" (see *Hilton Hotels Corp.* (March 24, 2005) and *Occidental Petroleum Corp.* (February 14, 2005)), we believe, for the reasons set forth below, that the reference to "golden parachutes" by the Proponent is materially false and misleading under the more pertinent standard established in *PMC Sierra* and *FirstEnergy* and therefore is excludable under Rule 14a-8(i)(3).

The generally accepted definition of the term "golden parachute" is a compensation arrangement made with an executive in connection with a change in control of a company[1]. The Proposal references the term to describe the types of

1 See definitions of "Golden Parachute" at:

http://www.investopedia.com/terms/g/goldenparachute.asp; and

http://dictionary.reference.com/search?q=golden%20parachute

agreements to which the Proposal relates. The Proposal in fact applies, however, to the broader category of severance agreements, which may or may not have any connection to a change in control of McDonald's. The reference to golden parachutes is misleading to shareholders who could be led to believe that the Proposal relates only to agreements triggered by a change in control, whereas the Proposal applies to a much larger category of arrangements with executives. Shareholders who may think they are voting solely to require prior shareholder approval of change in control agreements or similar provisions would be mistaken.

The Proposal Contains Statements that Directly Impugn Character

Rule 14a-8(i)(3) also allows exclusion of a proposal if the proposal contains statements that directly or indirectly impugn character or integrity without factual foundation. See *Staff Legal Bulletin No. 14B*. In *Swiss Helvetia Fund* (April 3, 2001), a company sought exclusion of a proposal requesting that the company's directors "try not to violate their fiduciary duties" on grounds that the proposal impugned the character and integrity of the board. In allowing exclusion, the Staff noted that the proposal implied that board members had violated, or may violate, their fiduciary duties.

The Proposal similarly impugns the character and integrity of the senior executives of McDonald's. The supporting statement asserts that requiring shareholder approval of specified agreements "may have the beneficial effect of insulating the board of directors from manipulation in the event a senior executive's employment must be terminated by the Company." This statement clearly implies that the executives of McDonald's are prone to manipulate McDonald's board for personal benefit, and that the board is susceptible to such manipulation. This statement has no factual basis. Indeed, the Proponent does not attempt to support the statement by way of any examples of purported manipulation by any executives of McDonald's, or any other company.

Because the supporting statement implies that McDonald's executives will attempt to, and could, manipulate McDonald's board, the Proposal impugns character and integrity without any factual foundation and therefore is excludable under Rule 14a-8(i)(3).

The Proposal is so Vague and Indefinite With Respect To Implementation that it is Inherently Misleading

The Staff has permitted exclusion under Rule 14a-8(i)(3) where the proposal or supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. In *Staff Legal Bulletin No. 14B*, the Staff noted that proposals that are so "inherently vague or indefinite that neither the stockholders....nor the company in implementing the proposal (if adopted), would be able to determine....exactly what actions or measures the proposal requires" may be properly excluded or modified under Rule 14a-8(i)(3). The Staff has consistently reaffirmed this stance. *See, Proctor & Gamble Company* (June 30, 2005) (proposal with no definite objective excludable as vague and indefinite); *Woodward Governor Company* (November 26, 2003) (proposal seeking a policy to compensate upper management based on stock growth excludable as vague and indefinite); and *Philadelphia Electric Company* (July 30, 1992) (proposal requesting a plan that "equates with the gratuities bestowed upon management, directors and other employees" excludable as vague and indefinite).

The Proposal seeks prior shareholder approval of certain future severance agreements with McDonald's senior executives. The Proposal is so vague as to its implementation, however, that both the shareholders and McDonald's would be at a loss to understand what action would be required to implement the Proposal.

The Proposal applies to severance agreements that exceed 2.99 times the sum of an executive's base salary plus bonus. The Proposal fails to specify the time period for which an executive's base salary and bonus should be used as a baseline in determining whether a severance agreement exceeds 2.99 the threshold amount. On its face, the Proposal would seem to suggest that the calculation would be done at the time an agreement is entered into, amended, renewed or extended. While the amount of a base salary can be determined at any time, it is unclear whether McDonald's should look to an executive's current salary plus last year's bonus, last year's salary plus bonus or some average over a period of time. Different approaches could result in outcomes that are drastically different from what a shareholder expected when voting on the Proposal. Accordingly, both McDonald's and its shareholders would face a great deal of confusion in trying to determine how the Proposal, if adopted, could be implemented.

Second, the Proposal seeks shareholder approval of "future severance agreements with senior executives..." While it is clear that the Proposal would require prior shareholder approval of any new severance agreements or modifications thereof, it is unclear how the Proposal is meant to apply to existing agreements with executives. For example, if an executive of a company currently has a severance agreement that provides benefits in excess of 2.99 times the threshold, would the Proposal apply to a modification of that agreement that has nothing to do with the severance benefits? This possibility could force shareholders, at great cost and expense to the company, to have to consider and approve a modification to a severance agreement that has nothing to do with severance benefits. The Proposal fails, however, to make this prospect clear to McDonald's shareholders.

For the foregoing reasons, the Proposal is so vague and indefinite with respect to its implementation that shareholders and McDonald's would be unable to determine exactly what actions or measures the Proposal would require if adopted. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, it is McDonald's view that it may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(3), and McDonald's requests confirmation that the Staff will not recommend any enforcement action to the Commission if McDonald's excludes the Proposal.

Should the Staff make an initial determination that the Proposal may not be excluded from the proxy materials, I would appreciate an opportunity to discuss the Staff's determination before a response to this letter is issued. When a written response to this letter becomes available, please fax the letter to me at (630)623-3510 and to the Proponent at (313)222-7170. Should the Staff have any questions in the meantime, please feel free to call me at (630) 623-3373 or Carol Vix, Senior Counsel, at (630) 623-3107.

Sincerely,

Gloria Santona
Executive Vice President,
General Counsel and Secretary

cc: Cheryl A. Derezinski, Senior Vice President, Comerica Bank & Trust, National Association
Jake McIntyre, Assistant to the Secretary Treasurer, International Brotherhood of Bricklayers

Enclosures
Doc. No. 254081

P.O. Box 75000
Detroit, MI 48275

December 8, 2005

EXHIBIT 1

By Overnight Delivery and Fax
630-623-0497

The Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

RE: Trowel Trades S&P 500 Index Fund

Dear Secretary:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2005 proxy statement of McDonald's Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: that the shareholders of McDonald's Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits); the payment of any "gross-up" tax liability; the estimated present value of periodic retirement payments; any stock or option awards that are awarded under any severance agreement; any prior stock or option awards as to which the executive's access is accelerated under the severance agreement; fringe benefits; and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote for this proposal.

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 1, 2005

[*1] **State Street** Corporation

TOTAL NUMBER OF LETTERS: 8

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **State Street** Corporation
Incoming letter dated December 22, 2004

The proposal would exempt the board of directors from provisions of state law that are specified in the proposal.

There appears to be some basis for your view that **State Street** may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if **State Street** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **State Street** relies.

Sincerely,

Rebekah Toton
Attorney-Advisor

INQUIRY-1: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304
(703) 370-5837 (home telephone)

Tuesday, March 1, 2005

Mr. Mark Vilardo, Esq.

Office of the Chief Counsel - Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: ***State Street Corporation*** -- [*2] Registrant's Failure to Fully Implement Shareholder Proposal

Dear Mr. Vilardo:

One final point has occurred to me, since my letter dated February 24, 2005. As you can clearly see from the title of my shareholder proposal, **State Street** stockholders have voted on a proposal to "Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, *and Permit Directors' Removal with or without Cause."* In 2004, this proposal garnered more votes "for" it than "against" it. Many institutional shareholders have established "proxy voting guidelines" that favor permitting shareholders to remove directors with or without cause.

In its press release dated December 22, 2004, the registrant addresses the staggered board, structure, annual elections for directors, *but not the issue of removal of directors.* n1 Curiously, the registrant did not include this press release as an exhibit to its Form 8-K of that same day. n2 The press release proclaims that:

> The Board's action in providing for the annual election of directors becomes part of **State Street's** already strong corporate governance policies and practices. The vote followed a thorough evaluation by the Board **[*3]** of Directors of developing trends in corporate governance practices, shareholder sentiment, and arguments for and against continuation of the classified board.

n1 http://biz.yahoo.com/bw/041222/225211_1.html
n2 http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/0001104659-04-040810-index.htm

The Board neatly ignored the expressed shareholder sentiment on changing the Corporation's organic documents to permit removal of directors *with or without cause.* Notably, the registrant did not include the amended By-laws as an exhibit to its Form 8-K on December 22, 2004. Rather, the registrant waited until the close of business on Friday, February 18, 2005 to file the amended By-laws as an exhibit to its Form 10-K filing n3, and then sent me a "correct version," apologizing for sending me an "inadvertently incorrect" copy on February 4, 2005. n4

n3 http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm

n4 http://www.shareholdersonline.org/pdf/021805fromfarley.pdf

Meanwhile, the registrant has been attempting to obtain no-action relief from the SEC Staff, in part by making the suggestion that the Board -- by its actions dated December 22, 2004 -- had mooted out the need for my shareholder proposal to be reconsidered for a fourth consecutive year. In the initial Rule 14a-8(j) filing dated (coincidentally enough) December 22, 2004, the registrant's Clerk, Mr. Edward D. Farley, writes: "As set forth below, on December 22, 2004, the Company announced that the Board of Directors has acted to eliminate staggered terms for directors and to provide for the annual election of directors beginning at the 2005 Annual Meeting." n5 Mr. Farley, "an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts," has an obligation and a duty of candor toward the tribunal to affirmatively disclose that the Board's action did not, in fact, address "shareholder sentiment" on the matter of removal of directors with or without cause. On the last page of his original Rule 14a-8(j) filing, Mr. Farley further misleads the Staff when he writes: "The vote by the Board of Directors eliminates staggered terms for directors, and provides for the annual election of directors beginning at the 2005 annual meeting, *which is the import of the Submission.*" [emphasis mine]

n5 http://www.shareholdersonline.org/pdf/122204sttrule14a8jfiling.pdf

The "correct version" of the amended By-laws, filed as an exhibit to the Form 10-K on Friday, February 18, 2005, leaves intact the provision that directors may only be removed for cause. n6

n6 http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm, at Article II, Section 3.

Indeed, in spite of his continuing fiduciary duties as an officer of the Corporation, and in spite of his continuing obligations and duties as an officer of the court under the Massachusetts Rules of Professional Conduct for attorneys, I can find no instance in Mr. Farley's filings on behalf of the registrant in this matter where he discusses the matter of directors' removal with or without cause, which clearly was part of "the import of the Submission" (and has been since the shareholder proposal in question was first considered at the 2002 Annual Meeting).

The Board's draft opposition statement, provided to me in accordance with Rule 14a-8(m), also neatly sidesteps the issue of removing directors *with or without cause.* n7 I reiterate my claim that the Board's opposition statement is false and misleading, as those terms are defined in the Exchange Act and at Rule 14a-9, in that it unfairly characterizes to stockholders what the proposal seeks to do by failing to address the issue of removing directors *with or without cause.*

n7 http://www.shareholdersonline.org/pdf/021505secrebuttalnotice.pdf

Thank you, once again. I remain

Respectfully yours,

Patrick A. Jorstad

INQUIRY-2: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304
(703) 370-5837 (home telephone)
editor@shareholdersonline.org

Thursday, February 24, 2005

BY HAND DELIVERY

Mr. Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: ***State Street Corporation*** -- "No-Action Letter" Rebuttal

Dear Mr. Vilardo:

First, **[*4]** thanks to your colleagues and to you for the time you have spent reviewing the materials related to this matter. Also, thank you for understanding about the additional delay caused by my car accident this past weekend. I regret the delay, but appreciate the additional time. The most sincere way I know to demonstrate my respect for your time is to keep this short and simple. Following, please find a bulleted timeline that I think will help your colleagues and you reach a decision with regard to the registrant's pending no-action letter request. The footnotes provide hyperlinks that you may follow for additional context. The documents found at those links are incorporated herein by reference; please consider them to be "virtual exhibits".

. March 10, 2000. **State Street's** Assistant Clerk, Mr. Edward D. Farley, called to inform me that **State Street** had expected to receive changes to my Rule 14a-8 proposal. Unaware that a no-action letter had issued, I expressed alarm. Shortly thereafter, a partner at Ropes & Gray, Mr. Robert F. Hayes, couriered over part of the no-action letter materials in question. n1 The registrant and its counsel sat on the letter for eight days. The registrant's **[*5]** counsel, Mr. Hayes, gave me until Monday, March 13th to revise my proposal. Staff Legal Bulletins 14 and 14B make clear that the Staff expect a registrant to *promptly* forward a no-action letter to the shareholder proponent, and also make clear that a registrant is not to set a specific timeframe for curing defects (the clock starts counting from the proponent's actual notice). *Cf.* Legal Bulletins 14 and 14B's discussion of Rule 14a-9's applicability in such circumstances.

n1 http://www.shareholdersonline.org/pdf/030200courier.pdf

. **April 19, 2000.** At **State Street's** 2000 Annual Meeting, I was not permitted to give an oral statement in support of my proposal, in accordance with Rule 14a-8(h). The Corporation has a videotape of the Annual Meeting, which it has repeatedly refused to release. n2

n2 http://www.shareholdersonline.org/pdf/051800farley.pdf

. **November 12, 2001.** I submitted the present Rule 14a-8 proposal to de-stagger **State Street's** Board, permit Directors to be removed with or without cause, and restore other shareholder powers vis-a-vis the Board. n3

State Street *did not seek no-action relief.* The proposal was considered at the [*6] 2002 Annual Meeting, and did remarkably well for its debut. n4

n3 http://www.shareholdersonline.org/pdf/111201proposal.pdf
n4 http://www.sec.gov/Archives/edgar/data/93751/000092701602002583/d10q.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 85,747,069 votes in its debut year, with 147,724,962 votes against.

. November 11, 2002. I re-submitted the present Rule 14a-8 proposal. n5 *Again,* ***State Street*** *did not seek no-action relief.* The proposal was considered at the 2003 Annual Meeting, and did even better its second year than the year before. n6

n5 http://www.shareholdersonline.org/pdf/111102proposal.pdf
n6 http://www.sec.gov/Archives/edgar/data/93751/000092701603002508/d10q.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 108,121,108 votes its second year, with 136,577,292 votes against.

November 3, 2003. I re-submitted the present Rule 14a-8 proposal. n7 *Yet again,* ***State Street*** *did not seek no-action relief.* The proposal was considered at the 2004 Annual Meeting, and garnered more votes "for" it than "against" it this time around. n8

n7 http://www.shareholdersonline.orgjpdf/]]0303proposal.pdf
[*7]

n8 http://www.sec.gov/Archives/edgar/data/93751/000119312504083479/d10qa.htm, "Submission of Matters to a Vote of Security Holders". The proposal garnered 140,089,787 votes in its third year, with 97,622,573 votes against.

. **November 13, 2004.** I re-submitted the present Rule 14a-8 proposal, unaware that the Massachusetts Legislature replaced Chapter 156B of the Massachusetts General Laws with Chapter 156D. n9 *Nowhere in its no-action relief materials has the registrant provided a single news story link, or -- more importantly -- EDGAR filing by the registrant itself, that would have served to have placed its shareholders on notice of the change in state law.* As my initial rebuttal materials demonstrated, the new Chapter 156D contains analogous provisions to the old language found in Chapter 156B. n10

n9 http://www.shareholdersonline.org/pdf/111304proposal.pdf
n10 http://www.shareholdersonline.org/pdf/011805secrebuttal.pdf, http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf, and http://www.shareholdersonline.org/pdf/011805secrebuttalexhibitb.pdf.

. **November 15, 2004.** I sent a demand letter to the registrant [*8] to inspect certain corporate records, including the stockholder list materials and organic documents (e.g., Articles of Organization and By-laws). n11 As stated in the letter, I made the demands for lawful purposes, and in anticipation of conducting a solicitation effort with regard to matters to come before the 2005 Annual Meeting, including, presumably, my Rule 14a-8 proposal. Last year, I conducted a limited proxy solicitation effort, and intend to do so again this year. n12

n11 http://www.shareholdersonline.org/pdf/111504cutrellandfarley.pdf
n12 http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001268911&owner=include

. **November 16, 2004.** I sent one additional demand, to supplement my letter of the prior day. This demand sought copies of the SEC and other governmental/regulatory subpoenas and information requests referenced in the Corporation's last three quarterly filings, which alarm me as a stockholder. n13

n13 http://www.shareholdersonline.org/pdf/111604cutrellandfarley.pdf

. **November 19, 2004.** At the end of the day on Friday, November 19, 2004, I received a letter from Mr. John D. Donovan, Jr., Esquire, another partner [*9] at Ropes & Gray. n14 *Before proceeding further, it is important to note that another former partner of the law firm of Ropes & Gray, Mr. Truman Snell Casner, Esquire, who remains "of counsel" to the firm, is Chair of the Executive Committee of the registrant's Board of Directors. Before Mr. Casner, yet another Ropes & Gray partner, the late Edward B. Hanify, also sat on the registrant's Board of Directors. So the SEC Staff may wish to consider the conflict of interest and divided loyalty issues involved here on the part of Ropes & Gray. n15* Mr. Donovan's letter "responded" on behalf of the Secretary and General Counsel of **State Street,** as well as on behalf of the Clerk, Mr. Edward D. Farley, to my letters from earlier that week. This letter contained a vague and ambiguous "notice of defect", which came nowhere close to providing the sort of detail envisioned by Staff Legal Bulletins 14 and 14B. There, registrants are instructed to provide sufficient detail to permit a shareholder proponent to cure any defects. Had Mr. Donovan simply pointed out that the Massachusetts Legislature had replaced Chapter 156B with Chapter 156D, I would have tendered the revised [*10] proposal that I included with my initial rebuttal materials on January 18, 2005. n16

n14 http://www.shareholdersonline.org/pdf/111904fromdonovan.pdf
n15 See, for example, the SEC's recent decision regarding conflict of interest issues at Disney. A press release on the SEC website may be found here: http://www.sec.gov/news/press/2004-176.htm.
n16 http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf

. **November 22, 2004.** By Monday morning, November 22, 2004, I diligently sought additional guidance regarding the nebulous and vague "notice of defect". n17 *Neither the registrant, nor Ropes & Gray, responded. Please note that Mr. Donovan concluded his letter of November 19, 2004 with the sentence: "You should not expect me to respond on undeserving subjects."* Apparently, Mr. Donovan did not feel that the guidance found in Staff Legal Bulletins 14 and 14B warranted giving me the additional guidance I sought regarding his "notice of defect" letter.

n17 http://www.shareholdersonline.org/pdf/112204cutrellandfarley.pdf

. **November 24, 2004.** I undertook the inspection activities referenced in my letters of the prior [*11] week. Accompanied and assisted by my agent, I made careful notes regarding the materials that were and were not exhibited to me. I was informed that Mr. Farley was "unavailable". I was given a "data dump" of poorly organized documents. Nevertheless, assisted by my agent, I made careful notes, and memorialized the encounter with this letter. n18 Please note the re-emergence of Mr. Robert F. Hayes, Esquire, of Ropes & Gray *(cf.* Mr. Hayes' tactics on March 10, 2000). Please also note that the Articles of Organization exhibited to me were not up to date, and omitted the July 2004 filing, submitted to the MA Corporations Division by Mr. Farley, the Clerk of the Corporation, pertaining to the switch from Chapter 156B to Chapter 156D. n19 *Neither the registrant nor Ropes & Gray has responded to this letter, leading me to believe that they must consider this to be an "undeserving subject".*

n18 http://www.shareholdersonline.org/pdf/112904cutrellandfarley.pdf
n19 http://www.shareholdersonline.org/pdf/072904articlesamendment.pdf

. **December 22, 2004. State Street** filed its Rule 14a-8(j) filing, seeking no-action relief. n20 At no time prior to this filing **[*12]** did the registrant or Ropes & Gray respond to my request for clarification to Mr. Donovan's "notice of defect" letter.

n20 http://www.shareholdersonline.org/pdf/122204sttrule14a8jfiling.pdf

. **December 22, 2004. State Street** also filed a Form 8-K, announcing that the Board of Directors had decided to acquiesce and restructure itself largely in accordance with the subject matter of my proposal. *Please note that the registrant did not include an exhibit to this filing containing the new organic documents (e.g., the amended By-laws). n21 By contrast, in a recent Form 8-K filing dated January 21, 2005, Citigroup included its amended By-laws as an exhibit to the press release pertaining to the amendment in question.* n22

n21 http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/a04-15235_18k.htm
n22 http://www.sec.gov/Archives/edgar/data/831001/000095012305000559/y04937e8vk.txt and http://www.sec.gov/Archives/edgar/data/831001 /000095012305000559/y04937exv3w1.txt.

. **January 18, 2005.** I submitted my initial rebuttal materials, pursuant to Rule 14a-8(k). n23

n23 http://www.shareholdersonline.org/pdf/011805secrebuttal.pdf, http://www.shareholdersonline.org/pdf/011805secrebuttalexhibita.pdf, and http://www.shareholdersonline.org/pdf/011805secrebuttalexhibitb.pdf.

[*13]
. **February 1, 2005. State Street** filed supplemental materials, pursuant to Rule 14a-8(j). n24

n24 http://www.shareholdersonline.org/pdf/020105farleysasinineresponsetosec.pdf

. **February 7, 2005.** I submitted a letter to the SEC regarding the registrant's supplemental filing. n25

n25 http://www.shareholdersonline.org/pdf/020705secrebuttalnotice.pdf

. **February 7, 2005.** I received a package from Mr. Farley, containing what he claimed were the amended By-laws (please bear in mind that my demand letter dated November 15, 2004, had requested that I be continually provided with any changes to the Corporation's organic documents between the date of that demand letter and the date of the 2005 Annual Meeting, and please also bear in mind that the amendments in question were those announced in the Corporation's Form 8-K dated December 22, 2004. Mr. Farley offered no explanation for his foot dragging.) The current By-laws are essential for successfully navigating the process and procedures for submitting director nominations and proposals of other business, other than those to be considered pursuant to Rule 14a-8. Let us call a pig a pig: Mr. Farley was playing **[*14]** more games. Form follows function.

. **February 14, 2005.** At the end of the business day, I received a letter from Mr. Farley, containing the registrant's draft Rule 14a-8(m) opposition statement. Mr. Farley warned me that I was "obligated" to keep the statement "confidential" as it "may include material nonpublic information." n26

n26 http://www.shareholdersonline.org/pdf/021405fromfarley.pdf

. **February 15, 2005.** I sent two e-mails to the attorneys at **State Street** and Ropes & Gray, asking them to cite to the authority that created the obligation mentioned in Mr. Farley's letter, and calling their attention to Staff Legal Bulletin 14B and Commission Rule 82. n27 *None of the recipients has yet to respond.*

n27 http://www.shareholdersonline.org/pdf/021505emailtofarley1.pdf and http://www.shareholdersonline.org/pdf/021505emailtofarley2.pdf

. **February 15, 2005.** I faxed in a letter to the SEC regarding the latest development, and asking for additional time (until Monday, February 21, 2005) to file this rebuttal. n28 Included as an exhibit to that letter was the Board's draft opposition statement, as supplied to me by Mr. Farley.

n28 http://www.shareholdersonline.org/pdf/021505secrebuttalnotice.pdf

[*15]
. **February 19, 2005.** I was in a car accident while on my way to class for my graduate program. Again, I sincerely appreciate the Staff's understanding of the delay this caused.

. **February 19, 2005.** That same day, Mr. Farley played one last trick (and it was, quite frankly, the last thing I needed to deal with that day). Claiming that he had accidentally sent me an "inadvertently incorrect" version of the amended By-laws, he sent me "a correct version, together with a marked version to show the changes in the incorrect one." He concludes: "I apologize for the error." n29 The deadline for submitting director nominations and other proposals, other than Rule 14a-8 proposals, for consideration at the 2005 Annual Meeting was Sunday, February 20, 2005. ***Please note:*** on February 19, 2002, Mr. Farley exhibited a stockholders list to my agents that was missing the first character of every line in the left-hand column. n30 For example: "Jane Doe, 1234 Main Street, Somewhere, MA 01234" appeared as "ane Doe, 234 Main Street, omewhere, MA 01234." Mr. Farley "apologized" for that "error" too. Mr. Farley's "errors" have grown tiresome and burdensome. So too, has his continued **[*16]** silence and foot dragging in responding to my demands for corporate records to which I am entitled for my forthcoming proxy solicitation efforts.

n29 http://www.shareholdersonline.org/pdf/021805fromfarley.pdf
n30 http://www.shareholdersonline.org/correspondence2002.htm, 02/19/02 and 02/20/02

. **February 22, 2005.** In reliance upon computation of time principles that apply in both Federal and State law (not to mention the Commission's own computation of time regulation, found at 17 CFR § 201.160, "Time Computation"), I submitted two co-sponsored shareholder proposals of other business to be considered at the registrant's 2005 Annual Meeting. n31 The SEC's regulations define President's Day as a Federal legal holiday at 17 CFR § 201.104, "Business Hours". *I intend to conduct a proxy solicitation campaign with regard to matters to be considered at the 2005 Annual Meeting, including these additional proposals; and -- hopefully -- for shareholder passage of my re-submitted Rule 14a-8 proposal, depending on the Staff's no-action letter in this matter.* Accordingly, I humbly request that the Staff weigh the fatal logic flaws inherent in **[*17]** the registrant's Rule 14a-8(j) filings -- when compared to its Rule 14a-8(m) draft statement (which clearly concedes the point that it *matters* under state law whether the *directors* or the *stockholders* opt out of the applicable Massachusetts statutory provision). As a reminder: if *the stockholders* opt out, only *the stockholders* can vote to opt back in; by contrast, the Board's action, announced December 22, 2004, can be undone on the directors' whim. The stockholders have the right to secure for themselves the added safeguard of requiring stockholder action to opt back in to the statute.

n31 http://www.shareholdersonline.org/pdf/2005proposalsofotherbusiness.pdf

Rule 14a-9

In light of the foregoing, in light of the guidance found in Staff Legal Bulletins 14 and 14B, and pursuant to Rule 14a-8(m), I request that the Staff also determine whether the registrant's draft opposition statement, its Rule 14a-8(j) filings, and/or the conduct of its attorneys, as set forth above, violate Rule 14a-9. In light of the opposition statements that **State Street** included in its proxy statements for the 2002, 2003, and 2004 annual meetings, and in light of the totality **[*18]** of the circumstances described above, I would appreciate a Staff finding on this point. Furthermore, I believe that memorializing this finding in the no-action letter itself would be a useful deterrent for registrants or external legal counsel that might seek to emulate this kind of skullduggery, and would help to promote the public policies embodied in the Rule 14a-8 process. As I said before, form follows function, and here, their tactics have been deliberate, calculated, premeditated, and have been characterized by an arrogant disregard for the Staff's interpretive legal bulletins.

Conclusion

Words cannot adequately convey my sincere appreciation for the Staff's time. If you have any further questions, I invite you to review the no-action letter materials from 2000 for this same registrant, and I invite you to contact me with any additional questions.

Finally, in light of the registrant's documented propensity to drag its feet, I would sincerely appreciate simultaneous notification, by e-mail, when the no-action letter in this matter issues.

Thank you, once again. I remain

Respectfully yours,

Patrick A. Jorstad

INQUIRY-3: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
[*19] Alexandria, VA 22304
(703) 370-5837 (home telephone)

Tuesday, February 15, 2005

BY US MAIL AND FACSIMILE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(202) 942-9525 (facsimile)

Re: ***State Street Corporation*** -- "No-Action Letter" Supplemental Rebuttal

Ladies and Gentlemen:

By letter dated February 7, 2005, I notified the Staff, as well as the registrant, of my intent to file "a supplemental filing to the Staff, rebutting **State Street's** supplemental filing." I stated that my supplemental filing would be submitted "no later than Monday, February 14, 2005".

Yesterday, at 4:48 p.m. EST, just as I was preparing to send my supplemental rebuttal, I received an e-mail from Mr. Edward D. Farley, Esquire, Clerk of **State Street** Corporation. Enclosed with his e-mail were the following two items, included herewith as Exhibits A and B.

1. **Exhibit A.** A cover letter, in which Mr. Farley advises me that the registrant's enclosed opposition statement, provided to me pursuant to Rule 14a-8(m)(3), "is confidential, and may include material nonpublic information." Mr. **[*20]** Farley instructs me that I am "obligated to maintain the information in confidence unless it is included in the Company's proxy statement or is otherwise made public by the Company." n1

2. **Exhibit B.** The Board's draft opposition statement itself, provided to me pursuant to the terms and timeframe of Rule 14a-8(m).

n1 My request that Mr. Farley cite the authority involved has gone unanswered. The Staff is welcome to review the information set forth at: http://www.shareholdersonline.org/correspondence.htm, 02/14/05 and 02/15/05. As you can see, I made Mr. Farley aware of Staff Legal Bulletin No. 14B and Commission Rule 82.

As you might imagine, the receipt of this late breaking new information has implications for my rebuttal. Accordingly, I wish to revise my planned rebuttal by Monday, February 21, 2005.

Meanwhile, in accordance with Rule 14a-8(m)(2), I assert that the Rule 14a-8(j) filings by the registrant, and/or Exhibits A and B (enclosed herewith) violate the anti-fraud rule found at Rule 14a-9. Clearly, in light of the statement shown here as Exhibit B, the Rule 14a-8(j) filings that **State Street** has filed are false and misleading.

Moreover, in light of **[*21]** Commission Rule 82, referenced in Staff Legal Bulletin No. 14B (cited as applicable authority by the registrant itself in its aforementioned Rule 14a-8(j) filings), it is clearly false and misleading to instruct me that I must not reveal to other shareholders the internal -- and fatal -- inconsistencies of logic between the registrant's Rule 14a-8(j) arguments and the registrant's subsequent Rule 14a-8(m) arguments. If I am under some "obligation", then the registrant must articulate it and cite to it.

But let us call a pig a pig. **State Street's** Rule 14a-8(j) position is indefensible, and the Board's Rule 14a-8(m) statement reveals just how utterly bankrupt their position really is. Just as **State Street** has hidden the truth about what happened at the 2000 Annual Meeting by refusing to turn over the videotape of those proceedings, it is seeking to hide the truth here as well.

Taken in light of the registrant's other efforts to mislead the Commission's Staff, as set forth in my letter dated February 7, 2005, I hope the Staff will not fail to see the registrant's skullduggery and duplicity for what it really is.

Clearly, as set forth in my Rule 14a-8(k) letter dated January 18, 2005, **[*22]** it *matters* whether the subject matter of my proposal is enacted *by the shareholders* (as opposed to being enacted *by the directors).* The Board's draft Rule 14a-8(m) statement concedes the point in black and white.

In reliance upon Commission Rule 82 and Staff Legal Bulletin No. 14B, I deem myself to be entirely at liberty to share the contents of the registrant's Rule 14a-8(m) statement with other shareholders. Indeed, I view it as a breach of the fiduciary duties of loyalty and care for the Directors to conceal their true reasons for opposing my shareholder proposal from the body of shareholders.

Conclusion

In light of the foregoing, and in reliance upon Staff Legal Bulletins No. 14 and 14B, I invite the Commission Staff to put an end to **State Street's** trickery. I also respectfully request that the Staff simultaneously notify me once the no-action letter is ready. In 2000, **State Street** did not inform me of the no-action letter it received in a timely fashion, and both the registrant and its external legal counsel, Ropes & Gray, played further tricks with the Rule 14a-8 process. n2 I remain, of course

n2 Please see: http://www.shargholdersonline.org/correspondence2000.htm, 03/02/00 to 06/15/00, paying particular attention to Mr. Hayes' and Mr. Patton's roles, and also paying particular attention to the reasons given for refusing to turn over the videotape of the 2000 Annual Meeting.

[*23]
Respectfully yours,

Patrick A. Jorstad

ATTACHMENT

CFLETTERS

From: Patrick Jorstad [patrickj@mindless.com]
Sent: Wednesday, February 23, 2005 2:16 PM
To: cfletters@sec.gov
Cc: patrick Jorstad
Subject: Attn: Mark Vilardo, Re: **State Street**

The following is intended for Mr. Mark Vilardo, Staff Attorney with the Division of Corporation Finance. Thank you.

Dear Mr. Vilardo:

Thank you for taking the time to call me yesterday regarding my rebuttal to **State Street's** supplemental no-action letter materials. I apologize for not getting back to you sooner.

My partner, David Smith, told me that you called. As he apparently explained to you, I was in a car accident on Saturday, while on my way to class (I'm enrolled in a graduate program for my job at a defense think tank). My brand new "toy" got creamed on the driver's side, and I'm still pretty sore myself. If you need the written materials from the collision center here in Virginia, I would be happy to provide those as proof.

If it is acceptable to the Staff of the Commission, I will tender my rebuttal, as a PDF, by 9 a.m. tomorrow, Thursday, February 24, 2005 (followed by hand delivery **[*24]** of the six required hard copies by tomorrow afternoon). I realize that time is of the essence, but note that in 2000, the SEC's no-action letter for the same registrant was dated March 2, 2000.
As you can see, **State Street** did not share this information with me until March 10, 2000, and then gave me until only March 13, 2000 to address the Commission's concerns:

http://www.shareholdersonline.org/pdf/030200courier.pdf

This tactic would seem to have violated Rule 14a-9 and the guidance found in Staff Legal Bulletin No. 14, which cautions registrants that setting a specific deadline for curing defects can be considered false and misleading:

http://www.sec.gov/interps/legal/cfslb14.htm

Also, in the more recent Staff Legal Bulletin 14B, the Staff stated that: "when we have a fax number for the company but not for the shareholder proponent, we will fax the response to the company where the company agrees to forward promptly our response to the shareholder proponent."

http://www.sec.gov/interps/legal/cfslb14b.htm

As you can clearly see from the letter from **State Street's** counsel in 2000, they sat on the letter for eight clays before making me aware of it, contacting me late **[*25]** in the day on Friday, March 10, and then giving me three days (over a weekend) to address the Commission's concerns. These same "last-minute" tactics are in evidence again this year. For example, STT sent the Rule 14a-8(m) materials at the end of the day on Monday, February 14, 2005. And just this past Saturday (the same day as my car accident), I received the "correct version" of the Corporation's By-laws, though the Clerk did claim to "apologize" for the "error". If they truly regretted the error, why not e-mail me the "correct version" immediately? Maybe because the deadline for Rule 14a-4 proposals, following **State Street's** By-laws, was this past Sunday, February 20, 2005. (Never mind the fact that STT announced these changes to the By-laws in a Form 8-K dated December 22, 2004, but did not include them as an exhibit to that filing, or bother sending me the "incorrect version" of the By-laws until February 4, 2005, though I had requested copies of any changes of the By-laws through the date of the annual meeting by letter dated November 15, 2004. Surely the SEC Staff can draw the obvious inference from the registrant sending me the "correct version" of the amended By-laws one **[*26]** day before the deadline, especially in light of the pattern here.)

http://www.shareholdersonline.org/pdf/021805fromfarley.pdf

http://www.sec.gov/Archives/edgar/data/93751/000110465904040810/a04-15235_18k.htm http://www.shareholdersonline.org/pdf/111504cutrellandfarley.pdf

Given that the SEC's no-action letter in 2000 did not issue until March 2, and in light of the car accident's impact on my anticipated submission, I respectfully request that you afford me until 9 a.m. tomorrow morning to submit my final supplemental rebuttal by e-mail. I will take steps to ensure that six hard copies are also hand delivered by tomorrow afternoon as well, to save time.

Thank you for everything your colleagues and you have done to review this matter. I truly appreciate your time, and apologize for the delay. Would you please call me at (703) 370-5837, or reply to this e-mail, letting me know for sure that this deadline extension is acceptable? I remain, of course

Respectfully yours,

Patrick A. Jorstad
State Street Shareholder

INQUIRY-4: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304

Monday, February 7, 2005

BY US MAIL AND FACSIMILE

Office of the **[*27]** Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(202) 942-9525 (facsimile)

Re: ***State Street*** *Corporation* -- Supplemental Rebuttal

Ladies and Gentlemen:

By letter dated February 1, 2005, **State Street** Corporation submitted a supplemental filing in response to the Opposition I filed by letter dated January 18, 2005.

No later than Monday, February 14, 2005, I will submit a supplemental filing to the Staff, rebutting **State Street's** supplemental filing. In the meanwhile, I invite the Staff to review the following items:

1. The notice of defect letter that I received from **State Street's** counsel, dated Friday, November 19, 2004. n1 As you can clearly see, this notice of defect letter was intentionally vague, and did not comport with the guidance contained in Staff Legal Bulletins No. 14 or 14B, both of which instruct registrants to "provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s)".

2. The response I immediately sent to **State Street** on Monday, November 22, 2004. n2 As you can clearly see, I promptly sought additional guidance **[*28]** about why the statute I had invoked was no longer applicable to **State Street,** as it had been for the prior three years that shareholders had voted on the proposal in question. ***State Street*** *still has not responded to this letter.*

3. The letter I sent **State Street** on Monday, November 29, 2004 (immediately after the Thanksgiving holiday weekend), describing the inspection activities I carried out on Wednesday, November 24, 2004. n3 As you can clearly see from this letter, **State Street** did not include the latest amendments to its Restated Articles of Organization, which would have revealed that the Corporation had recently been re-organized under Chapter 156D of the Massachusetts General Laws, instead of Chapter 156B. Their failure to exhibit the latest organic documents to me violated the terms of Chapter 156D, Section 16.01 ("Corporate Records") and Section 16.02 ("Inspection of Records by Shareholders"), which require that the Corporation maintain "its articles or restated articles of organization and all amendments to them currently in effect" and "its bylaws or restated bylaws and all amendments to them currently in effect" for inspection and copying by its shareholders. **[*29]** n4

n1 http://www.shareholdersonline.org/pdf/111904fromdonovan.pdf
n2 http://www.shareholdersonline.org/pdf/112204cutrellandfarley.pdf
n3 http://www.shareholdersonline.org/pdf/112904cutrellandfarley.pdf
n4 The full text of these statutory sections are found at: http://www.mass.gov/legis/laws/mgl/156d-16.01.htm and http://www.mass.gov/legis/laws/mgl/156d-16.02.htm, respectively.

Let us call a pig a pig. **State Street's** Directors and officers have breached their fiduciary duties of loyalty and care under Massachusetts statutory and common law by failing to respond to my letter dated November 22, 2004, and by failing to exhibit to me true, complete, accurate, and up-to-date organic documents during my lawful inspection activities on November 24, 2004. Yet, they expect the Staff of the Commission to reward their faithless behavior by giving sanction to this course of conduct -- which will, no doubt, be mimicked by other registrants if given Staff sanction in a "no action letter" -- rather than calling it for what it really is: deceptive, manipulative, false, misleading, and characterized by bad faith.

Tellingly, **State Street's** supplemental filing addresses **[*30]** none of the substantive points of my Opposition. Tellingly, **State Street's** supplemental filing -- while characterizing my amended proposal and opposition statement as "tardy" -- fails to inform the Staff of my prompt actions to attempt to seek clarification from the registrant, upon receiving counsel's intentionally vague defect notice letter.

I appreciate the Staff's attention to the foregoing matters. I will submit a concise supplemental filing no later than Monday, February 14, 2005, giving a complete timeline of events, so that the Staff may accurately assess whether or not the registrant and its representatives have acted in bad faith. Thank you for your assistance with this matter. If you have any questions about the foregoing, please do not hesitate to contact me. In the meanwhile, I remain

Respectfully yours,

Patrick A. Jorstad

STATE STREET[R]

State Street Financial Center
One Lincoln Street
Boston, MA 02111

Telephone: 617 664 6553
Facsimile: 617 664 4747
edfarley@statestreet.com

February 1, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***State Street*** **[*31]** *Corporation* -- Exclusion of Stockholder Proposal

Ladies and Gentlemen:

This is in response to the letter dated January 18, 2005 from Mr. Patrick A. Jorstad (the "Sponsor") submitted in opposition (the "Opposition") to the December 22, 2004 request by **State Street** Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, that the staff of the Division of Corporation Finance (the "Staff") concur that no enforcement action will be recommended if the Company omits the Sponsor's shareholder proposal (the "Original Proposal") from the Company's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials").

The Opposition substantively amends the Original Proposal and modifies the supporting statement initially submitted to the Company. The substantive (and tardy) modifications should not be permitted and the Original Proposal should be excluded. In addition to the reasons set forth in the Company's request dated December 22, 2004, we point out the following additional reasons that both the Original Proposal and the proposed amendments should not be allowed.

The Opposition's **[*32]** contention that **State Street** seeks to exclude the Original Proposal "on highly technical grounds" is flatly wrong. By its terms, the Original Proposal proposed action that could not have any effect because it invoked a statute that did not apply to the Company. That is not a "technical" deficiency; it is a fundamental flaw. By definition, the stockholders cannot cause the Company to take action to "exempt" the directors from a statute to which they are not subject, or to "organize" under a law that does not apply to the Company.

In a similar vein, the Opposition appears to suggest that the Company's request is overly "technical" because it did not notify the Sponsor of the action by the Massachusetts legislature that subjected **State Street** (and every other corporation organized under Massachusetts law) to a new governing statute. Self-evidently, the Company had no such obligation to inform the Sponsor of facts that by definition are public. Under Rule 14a-8, a sponsor is the master of his own proposal, and is therefore responsible for ensuring its eligibility for submission to shareholders under all of the criteria of the rule. Here, as master of the Original Proposal, if the Sponsor **[*33]** neglected to invoke the proper statute for effective action, the fault is his own. Surely the Company had no obligation to counsel him, alert him to his error, or suggest modifications.

Recognizing the Original Proposal's fundamental legal infirmity, the Opposition now advances an amended proposal and supporting statement (the "Modified Proposal"). The Modified Proposal should not be considered because it makes a substantive change to the Original Proposal, and is untimely under Rule 14a-8(e). *See Texas American Energy Corporation* (available March 26, 1986) (modified proposal making substantive change excludable as untimely new proposal). The Opposition's suggestion that the Modified Proposal makes only "minor changes" is untenable. The Original Proposal advocated action that would be utterly ineffective because it invoked an inapplicable statute; the Modified Proposal now puts forward action that does invoke the Company's governing law. By definition, the modification of a proposal that would *not* have effect into one that *would* is a significant and substantive change.

In analogous circumstances, the Staff has not hesitated to concur with an issuer's decision to **[*34]** exclude shareholder proposals that were modified by the proponent in substantive ways to counter legal defects in the original submission. For example, in *Procter & Gamble Company* (available July 7, 1981), the proponent modified a proposal advocating a dividend equal to "forty-eight (48) percent" of net earnings to one encouraging a dividend amounting to "a larger" percent of net earnings. The amendment was necessary to comply with applicable state law that precluded stockholders from specifically directing management with respect to corporate distributions. The Staff concluded that "this change is so substantive in nature that the amended proposal should in fact be considered to be a new proposal," and concurred, with the registrant that the modified version could be excluded on timeliness grounds. *See also The Boeing Company* (available February 19, 1987) (modification of proposal advocating a 2:1 stock split and a $ .10 dividend increase to unspecified stock split and dividend increase excludable as substantively new proposal); Procter *& Gamble Company* (available July 1, 1981) (modification of proposal "providing for" cumulative voting in favor of a study "considering" **[*35]** cumulative voting was substantively new proposal excludable as untimely). *Cf. Union Camp Corporation* (available March 16, 1987) (modification of proposal to "redeem" rather than "rescind" rights issued pursuant to so-called "poison pill" Stockholder Rights Agreement; modified proposal excludable on other grounds). These authorities are fully consistent with the Staff's more recent guidance to the effect that shareholders may only make "revisions that are minor in nature and do not alter the substance of the proposal." *Staff Legal Bulletin No. 14* at E (available July 13, 2001).

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter. The Company is simultaneously providing a copy of this letter to Mr. Patrick A. Jorstad. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts.

Based on the foregoing, as well as the reasons **[*36]** set forth in the Company's letter dated December 22, 2004, **State Street** Corporation respectfully requests the Staff's concurrence with its decision to omit the Submission from the Company's proxy materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at 617 664-6553 or by fax at 617 664-4747.

Sincerely,

Edward D. Farley

INQUIRY-5: Mr. Patrick A. Jorstad
6300 Stevenson Avenue, # 413
Alexandria, VA 22304

Tuesday, January 18, 2005

BY FACSIMILE AND US MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
(202) 942-9525 (facsimile)

Re: ***State Street Corporation*** -- Rule 14a-8(k) Rebuttal

Ladies and Gentlemen:

On December 22, 2004, **State Street** Corporation submitted a "no action letter request" to the Commission Staff, seeking to exclude the shareholder proposal that I re-submitted to the Company for the fourth consecutive year.

As the Staff can see, my shareholder proposal has enjoyed steadily growing **[*37]** shareholder support since it was first introduced in 2002. In 2002, the proposal garnered 85,747,069 votes. In 2003, that number climbed to 108,121,108. In 2004, the proposal received 140,089,787 votes, compared to 97,622,573 votes against. n1

n1 Source: Form 10-Q from May 2002, May 2003, and May 2004, respectively.

Clearly, the numbers speak for themselves. **State Street's** shareholders care about the subject matter of this proposal.

Now, the Company seeks to exclude this proposal on highly technical grounds. In my view, it would not serve the purposes of the proxy regulations to permit this shareholder proposal to be excluded on such grounds, particularly given the Company's apparent failure to notify its shareholders of the change in the organizing statute (from Chapter 156B of the Massachusetts General Laws to the newly-enacted Chapter 156D). n2 Attached herewith as Exhibit A is a revised proposal and supporting statement, which overcomes the Company's objections (with four changed, highlighted words in the proposal, and minor changes in the supporting statement).

n2 Although claiming that this new statute was "years in the making" and "a matter of public knowledge", the Company offers no single EDGAR filing demonstrating that **State Street's** Directors or management informed the shareholders of this important governance change; nor does the Company offer a single news story demonstrating its claim. As an investor owning more than 300 shares, I consider this to be a material omission. Moreover, on November 24, 2004, I made a visit to **State Street's** headquarters to inspect certain records, including the Articles of Organization and By-laws, as amended to date. **State Street** has ignored my written requests to explain why I was not provided with state filings evidencing the change in the Corporation's governing statute. See Footnote 6 below.

[*38]

In its own By-laws, **State Street** acknowledges that "successor" rules or statutes may still apply in the place of prior enactments. For example, at Article I, Section 7(c)(iii) of the latest set of By-laws I have received from the Company, n3 the following language may be found:

> Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply will all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 7. Nothing in this Section 7 shall be deemed to limit this corporation's obligation to include stockholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act or any successor Rule.

n3 **State Street** has ignored my written request to be provided with any changes to the By-laws or Articles of Organization that occur through the date of the 2005 Annual Meeting. I made said written request by letter dated November 15, 2004.

The same "successor rule" principle applies to the shareholder proposal in question. Both the old statute (Section 50A of Chapter 156B, Massachusetts General Laws) and the new statute (Section 8.06 **[*39]** of Chapter 156D) permit the shareholders of **State Street** to dictate the structure of the Board of Directors. The outcome of shareholder action under the new provision is indistinguishable from the outcome of shareholder action under the old provision (and it is indeed telling that **State Street** made no attempt whatsoever to argue to the contrary).

Moreover, it is immaterial to this discussion that the Board of Directors has played timing games with the announcement dated December 22, 2004 (the same date as the "no action letter request"). The shareholders of this Company are entitled to the additional safeguards -- extant under both the old statute and the new statute -- that come with *shareholder* (as opposed to *director)* enactment of the action in question. n4

n4 See Section 50A(b)(ii) of the old statute, and analogous language at Section 8.06(c)(2) of the new statute, both of which provide that *shareholder enactment* of the action in question may be undone by the *shareholders,* and that *director enactment* of the action in question maybe undone by the *directors.* For the convenience of the Staff, both sections are provided herewith in full as Exhibit B. The importance of *shareholder* enactment of the action in question becomes all the more important in light of the language found at Section 8.06(g), the last sentence of which reads: "No vote adopted by a board of directors electing not to be subject to subsection (b) shall render invalid, or prevent adoption of, any amendment to the corporation's articles of organization as contemplated by section 8.05."

[*40]

The courts of Massachusetts will interpret provisions of the new statute in accordance with precedents arising under analogous provisions of the old statute. See Chapter 156D, Section 1.50 ("Interpretation of Act"). When Chapter 156B was first enacted, prior precedents arising under analogous provisions of old Chapter 155 were applied. Similarly, the Massachusetts Supreme Judicial Court will now -- to the greatest extent possible -- construe provisions of the new statute "harmoniously" with analogous provisions of the old statute. This is a very fundamental and basic legal concept.

In light of this fact, treatises such as Southgate & Glazer -- though written to interpret the provisions of the old statute, Chapter 156B -- will still be considered by Massachusetts courts to be instructive with regard to analogous provisions under the new statute, Chapter 156D. Accordingly, reference to this legal authority -- penned by more than forty Ropes & Gray attorneys (the Corporation's own external legal counsel and the law firm from which one Director, Truman Snell Casner, hails) -- can hardly be termed false or misleading, and it is entirely appropriate for this authority to be referenced **[*41]** in the revised proposal and supporting statement provided herewith as Exhibit A.

In ***State Street*** *Corporation* (SEC No-Act. LEXIS 312, available March 2, 2000), the Staff largely disagreed with the very same registrant's "no-action letter request" arguments. The Company's ensuing actions were both petulant and telling:

First, a Ropes & Gray partner, Mr. Robert F. Hayes, sent me an ultimatum by rush courier, n5 and -- in contravention of the guidance of Legal Bulletin No. 14 -- gave me a deadline of only three days to make the corrections in question. When I spent the time to rush to comply with his ultimatum over that weekend, the Company waived the defects and included the original.

n5 http://www.shareholdersonline.org/pdf/030200courier.pdf

Second, the former Chairman and CEO of **State Street,** Mr. Marshall N. Carter, prevented me from speaking in favor of my proposal under Rule 14a-8(h) at the 2000 Annual Meeting. His actions were videotaped, and **State Street** -- to this day -- refuses to turn over a copy of the tape. One month after his videotaped antics, Mr. Carter resigned. Two months after the former Chairman's videotaped antics, another Ropes & Gray partner, Mr. William **[*42]** L. Patton, Esquire, was sitting in a conference room with me in Washington, DC, to discuss settling my claims for the videotaped conduct. Mr. Carter now sits on the Board of the New York Stock Exchange.

I would be happy to provide additional information to the Staff bearing upon the conduct of **State Street's** Directors, executive officers, and corporate attorneys -- particularly the conduct of Mr. Robert F. Hayes. n6

n6 During my inspection visit on November 24, 2004 (referenced in Footnote 2 above), it was Mr. Hayes who failed to exhibit the latest state filings evidencing that **State Street** became subject to Chapter 156D. The last amendment to the Corporation's Restated Articles of Organization exhibited to me at that time was dated April 30, 2001. Yet, as the records of the Massachusetts Commonwealth Secretary's Office reveal, the Company filed, on July 29, 2004, a Statement of Change of Supplemental Information Contained in Article VIII of Articles of Organization: please see http://corp.sec.state.ma.us/corp/corpsearch/corpsearchinput.asp, and search on "**State Street** Corporation" in the "Search by Entity Name" field. Mr. Farley, the signatory of the Company's present "no-action letter request", filed the Statement of Change with the Commonwealth Secretary in his capacity as Clerk of **State Street** Corporation.

[*43]
Conclusion

In closing, I respectfully request that the Staff review the former no-action letter request cited above (***State Street*** *Corporation,* SEC No-Act. LEXIS 312, available March 2, 2000). I also respectfully offer to meet with the Staff to provide any additional information that may be helpful in reaching its decision with regard to the present matter. In the meanwhile, I remain

Respectfully yours,

Patrick A. Jorstad

ATTACHMENT

A Shareholder Proposal to Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, and Permit Directors' Removal with or without Cause. Pursuant to the Massachusetts General Laws, Chapter 156D, Section 8.06(c)(1), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 8.06(b), and to organize the Corporation's Board instead under Section 8.05.

Supporting Statement

This proposal is meant to restore certain powers that **State Street** shareholders traditionally enjoyed prior to the Massachusetts Legislature's enactment of Chapter 156B, Section 50A in 1990. That statute stripped **State Street** shareholders of the right to set the number of directorships, **[*44]** curtailed the shareholders' ability to remove directors, and stripped the shareholders of the right to fill vacancies in directorships. Chapter 156D, Section 8.06, adopted in 2003, succeeds Section 50A.

The ability to set the Board's composition is a fundamental mechanism by which shareholders of publicly-traded corporations are able to protect their investment, manifest their will, and ensure that the directors are responsive to that will.

In the proponent's opinion, the current structure lends itself to interlocking board relationships, lack of independence, lack of appropriate oversight over executive management, lack of disclosure to the shareholders, and lucrative self-dealing transactions among the directors. Because most of the current directors were first appointed to the Board by their colleagues between annual meetings -- rather than first nominated and submitted to the shareholders at an annual meeting via the proxy process -- they are more beholden to each other than to the shareholders, in the proponent's opinion.

Perhaps realizing that Section 8.06's enactment constituted such a dramatic departure from traditional shareholder rights under American common law, **[*45]** the Legislature allowed shareholders to return to the previous organizational structure. That is precisely what this proposal seeks to do.

The proponent urges institutional shareholders to consult with legal counsel to gain a complete understanding of just how peculiar Section 8.06 is, when compared to other states' corporate statutes. The proponent also urges all shareholders -- whether institutional or individual -- to contact him with any questions about the legislative history of the enactment of Section 8.06.

Notably, *Massachusetts Corporation Law and Practice,* Southgate & Glazer -- compiled by attorneys at Ropes & Gray, the Corporation's external counsel, states that under Section 50A (the predecessor of Section 8.06) "...the number of directors may be fixed only by the board, directors may be removed by stockholders only for cause, and any vacancies resulting from an increase in the number of directors or otherwise may be filled only by directors then in office." Southgate & Glazer also notes that "Section 50A has not yet been tested in the courts."

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org **[*46]**

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

For a list of institutions who have supported this proposal, or who have published proxy voting guidelines regarding staggered boards, annual director elections, or removal of directors:

http://www.shareholdersonline.org/pdf/InstitutionalSupport.pdf

For a table showing the surge in support for this proposal, every year, from 2002 to 2004:
http://www.shareholdersonline.org/pdf/VoteTallies02to04.pdf

INQUIRY-6: STATE STREET[R]

State Street Financial Center
One Lincoln Street
Boston, MA 02111

Telephone: 617 664 6553
Facsimile: 617 664 4747
edfarley@statestreet.com

December 22, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***State Street** Corporation* -- Exclusion of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), **State Street** Corporation (the "Company") respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that no enforcement action will be recommended **[*47]** if the Company omits the shareholder submission described below from the Company's proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's regularly scheduled annual meeting in 2005 is on April 20, 2005.

Under a letter dated November 13, 2004 from Mr. Patrick A. Jorstad (the "Sponsor"), the holder of shares of the Company's common stock with a value in excess of $ 2,000, the Sponsor submitted for inclusion in the 2005 Proxy Materials a proposal (the "Proposal") and a supporting statement (collectively, the "Submission"). The letter from the Sponsor was received on November 13, 2004.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter, together with six (6) paper copies of the Submission (attached as Exhibit A to this letter). The Company is simultaneously providing copies of this letter and its attachments to Mr. Patrick A. Jorstad. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted **[*48]** to practice law in the Commonwealth of Massachusetts. Such opinions are limited to the laws of the Commonwealth of Massachusetts.

Although the Proposal invokes a statute that is not applicable to the Company, the Proposal purports to attempt to cause the Company to "de-stagger" the terms of its Board of Directors by asking the stockholders to vote to exempt the Company from the provisions of Massachusetts General Laws, ch. 156B, Section 50(a). As set forth below, on December 22, 2004 the Company announced that the Board of Directors has acted to eliminate staggered terms for directors and to provide for the annual election of directors beginning at the 2005 annual meeting.

The Company believes that the Submission may be excluded from its 2005 Proxy Materials pursuant to the following rules under Regulation 14A:

(1) Rule 14a-8(i)(6), because the Company does not have the power or authority to implement the Proposal; and

(2) Rule 14a-8(i)(3), because the Submission is materially false and misleading in violation of Rule 14a-9.

1. The Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the **[*49]** company lacks the power or authority to implement the proposal. The Company does not have the power or authority to implement the Proposal.

The Proposal requests that "pursuant to the Massachusetts General Laws, Chapter 156B, Section 50A(b)(i), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 50A(a), and to organize the Corporation's Board instead under Section 50." Thus, by its terms, the Proposal purports to cause action to be taken on the part of the stockholders under Section 50A, and to cause the Board of Directors of the Company thereafter to be organized under Section 50.

The statute that the Proposal invokes does not apply to the Company. Although **State Street** Corporation was initially organized under the provisions of Chapter 156B, the Massachusetts legislature superseded Chapter 156B by enacting a new Business Corporation Act, codified as Massachusetts General Laws, ch. 156D. *See* 2003 Mass. Acts. 127. Section 17.01 of the new Act made the provisions of Massachusetts General Laws, ch. 156B inapplicable to the Company effective July 1, 2004.

Because the statute that the Proposal invokes is inapplicable, the Company **[*50]** lacks the power or authority to implement the Proposal. If the Proposal were to be adopted by the stockholders, by definition that action would be futile. The stockholders would "exempt" the Company from a provision to which the Company is not subject, and they would direct the board to "organize" under a measure that does not apply.

The Proposal's invocation of a statute that is not applicable to the Company is analogous to proposals that purport to take action, or instruct directors to take action, that is not authorized by the law governing the issuer. The Staff has frequently concluded that such proposals may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of a company. In *Xerox Corporation* (available February 23, 2004), for example, a shareholder submitted a proposal requesting the board of directors to amend the corporation's certificate of incorporation to give stockholders the right to take action by written consent and to call special meetings. Under the New York Business Corporation Law, however, the board of directors did not have the power or authority to amend the corporation's certificate of incorporation, absent the subsequent approval **[*51]** thereof by the corporation's shareholders. In *Xerox Corporation,* the corporation could not implement the shareholder proposal because the corporation did not have the power or authority under the proper statute to take the requested actions. Similarly, in *Alcide Corporation* (available August 11, 2003), a shareholder proposal requested the board of directors of a Delaware corporation to ensure the election of directors who meet certain criteria. Since Delaware corporate law required that directors be elected by the stockholders, however, the board could not implement the proposal under Delaware law. The Staff concluded that the corporation could exclude the proposal pursuant to Rule 14a-8(i)(6) as beyond the company's power to implement. *See also, e.g., Burlington Resources Inc.* (available February 7, 2003) (proposal to require the Board of Directors to amend certificate of incorporation without subsequent shareholder approval excluded as beyond the power and authority of the Company to implement because implementation would violate Delaware law).

Philip Morris Companies Inc. (available February 25, 1998), is also instructive. Philip Morris sought to exclude a **[*52]** shareholder proposal which requested that the Board "create a formula linking future executive compensation packages with compliance with federally-mandated decreases in teen smoking." Philip Morris sought to exclude the proposal under 14a-8(c)(6) (predecessor to Rule 14a-8(i)(6)) as a proposal that was beyond the power of the company to effectuate, on the basis that "the proposal asks the Company to link executive compensation to standards established by federal legislation that does not exist." Although Philip

Morris had joined other tobacco companies in entering into a memorandum of understanding to support the adoption of federal legislation which would incorporate goals for the reduction of underage smoking, no such legislation had been adopted at the time of the proposal. As such, Philip Morris claimed that it was beyond the power of their Board to effectuate the proposal; the "federally-mandated decreases" did not exist at the time of the proposal and in fact might never exist (if the legislation was not enacted). The Staff agreed with Philip Morris, concluding that the Staff would not recommend enforcement action if Philip Morris excluded the proposal as one that was beyond **[*53]** the power of the company to effectuate, pursuant to 14a-8(c)(6). *See also RJR Nabisco Holdings Corp.* (available February 25, 1998).

The circumstances here are no different. n1 The Proposal would have the stockholders take action that has no effect, and would have the board be governed by a statute that has no application. The Proposal is accordingly excludable.

n1 To be sure, Massachusetts General Laws, ch. 156D, § 8.06 provides for "staggered" terms for directors of public Massachusetts corporations in the same manner that the former Massachusetts General Laws, ch. 156B, § 50A did. The new enactment carried over certain of the provisions of the old business corporation law. But that does not change the fundamental point: stockholders of a corporation subject to Chapter 156D cannot act under Chapter 156B.

2. The Proposal and Supporting Statement Contain False and Misleading Statements

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company **[*54]** believes that the Submission is false and misleading in several material respects.

The Proposal represents to stockholders that they may take action under a statute that is not applicable to the Company. In similar circumstances, where the consequences of adoption of the proposal were not determinable because the actions were inconsistent with corporate laws or organic documents, the Staff has authorized exclusion because the proposals were so vague and indefinite as to be inherently misleading. For example, in *FirstEnergy Corp.* (available February 19, 2004), the Staff permitted the exclusion of a proposal which requested the board of directors to amend the by-laws to "eliminate the double standard" and change the requirement to pass a shareholder proposal to a "plurality" of shares represented. Because the corporation's by-laws did not require more than a plurality on certain shareholder proposals, the company could not amend provisions of the by-laws that did not exist. In those circumstances, because neither the stockholders nor the board would be able to determine with certainty what action would need to be taken if the proposal were adopted, the proposal was inherently misleading **[*55]** and excludable. The Staff reached the same conclusion in *General Electric Company* (available February 5, 2003). There, a proposal would have required the directors to seek shareholder approval for compensation of senior executives and board members. Since "neither the share owners nor the Company's Board would be able to determine ... what action or measures would be taken if the proposal were implemented," the Staff authorized exclusion of the proposal under Rule 14a-8(i)(3).

The Proposal contains statutory references, and the supporting statement contains numerous statements, that would mislead stockholders into believing that the Company is governed by, and that the stockholders may take action pursuant to, a statute that is not applicable to the Company. The first and fourth paragraphs of the supporting statement discuss the enactment and operation of Section 50A under Massachusetts General Laws, ch. 156B, a statute that is not applicable to the Company. The fifth paragraph of the supporting statement urges stockholders to contact the Sponsor with questions concerning Section 50A under Massachusetts. General Laws, ch. 156B, a statute that is not applicable to the Company. **[*56]** The sixth paragraph of the supporting statement includes a secondary source discussion of Section 50A under Massachusetts General Laws, ch 156B, a statute that is not applicable to the Company. At best, the recitation of the history of enactment of Section 50A is irrelevant; at worst, it misleads stockholders into believing that the measure is applicable.

The Staff has frequently allowed companies to exclude portions of proposals and supporting statements that contain false and misleading statements, see *Kerr-McGee Corp.* (available March 15, 2004), *Dillard's, Inc.* (available March 10, 2003), *Fluor Corporation* (available March 10, 2003), *Calpine Corp.* (available March 10, 2004), *Sabre Holdings Corporation* (available March 18, 2002), *U.S. Bancorp* (available January 27, 2003). In this case, however, the Proposal itself is false and misleading because it has as its underlying premise a statute that does not apply to the Company. The Submission could not be brought into compliance through simple amendment, or by changing reference to the new statute. The supporting statement's entire structure, including its detailed discussion of legislative history and references **[*57]** to secondary sources, would require wholesale revision. Surely the shareholders ought to have before them a proposal that references the correct corporate statute and legislative history if that is the point of the Submission. The change in the corporate statute, years in the making and approved six months before the effective date, was a matter of public knowledge. It is a comprehensive revision of the Massachusetts law governing business corporations. The Submission is simply based on a false premise and, as submitted, is misleading to the shareholders.

In Staff Legal Bulletin No. 14, published on July 13, 2001, and reiterated in Staff Legal Bulletin No. 14B published on September 15, 2004, the Staff warned proponents of their burden in advancing a proposal. "When a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." The Company believes the Proposal and the supporting statement contain the kind of obvious deficiencies and inaccuracies that would **[*58]** make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded under Rule 14a-8(i)(3).

Based on the foregoing, **State Street** Corporation respectfully requests the Staff's concurrence with its decision to omit the Submission from the Company's proxy materials.

* * *

Separate from the request for the Staff's concurrence with the Company's decision to omit the Submission from the Company's proxy materials, we point out that on December 22, 2004 the Company announced that the Company's Board of Directors had adopted a vote electing to be exempt from the provisions of Section 8.06(b) of Massachusetts General Laws, ch. 156D, effective as of the date of the 2005 annual meeting of the Company; and that consistent with Section 8.06(c) of Massachusetts General Laws, ch. 156D, the terms of all classes of the directors will expire at the 2005 annual meeting, subject to directors being reelected, if voted, at that meeting for terms expiring at the next annual meeting following election. The vote by the Board of Directors eliminates staggered terms for directors, and provides for **[*59]** the annual election of directors beginning at the 2005 annual meeting, which is the import of the Submission. The Company also announced that the Board has amended the By-laws of the Company to provide for annual elections of directors, and for the filling of vacancies in the board either by shareholder or by director action. For the convenience of the Staff, a copy of the Company's filing on Form 8-K announcing the Board's action is attached herewith as Exhibit B.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at 617 664-6553 or by fax at 617 664-4747.

Sincerely,

Edward D. Farley

ATTACHMENT

A Shareholder Proposal to Repeal the Corporation's Staggered Board Structure, Adopt Annual Director Elections, and Permit Directors' Removal with or without Cause. Pursuant to the Massachusetts General Laws, Chapter 156B, Section 50A(b)(i), the Corporation's shareholders elect to exempt the Board of Directors from the provisions of Section 50A(a), and to organize the Corporation's Board instead under Section 50. **[*60]**

<u>Supporting Statement</u>

The structural change this proposal advocates is meant to restore a number of powers that **State Street** shareholders traditionally enjoyed prior to the Massachusetts Legislature's enactment of Section 50A in 1990. That new section stripped **State Street** shareholders of the right to set the number of directorships, curtailed the shareholders' ability to remove directors, and stripped the shareholders of the right to fill vacancies in directorships.

The ability to set the composition of the Board of Directors is a fundamental mechanism by which shareholders of publicly-traded corporations are able to protect their investment, manifest their will, and ensure that the directors are responsive to that will.

In the proponent's opinion, the current structure lends itself to interlocking board relationships, lack of independence, lack of appropriate oversight over executive management, lack of disclosure to the shareholders, and lucrative self-dealing transactions among the directors. Because most of the current directors were first appointed to the Board by their colleagues between annual meetings -- rather than first nominated and submitted to the shareholders **[*61]** at an annual meeting via the proxy process -- they are more beholden to each other than to the shareholders, in the proponent's opinion.

Perhaps realizing that Section 50A's enactment constituted such a dramatic, departure from traditional shareholder rights under American common law, the Legislature allowed shareholders to return to the previous organizational structure. That is precisely what this proposal seeks to do.

The proponent urges institutional shareholders to consult with legal counsel to gain a complete understanding of just how peculiar Section 50A is, when compared to other states' corporate statutes. The proponent also urges all shareholders -- whether institutional or individual -- to contact him with any questions about the legislative history of the enactment of Section 50A.

Notably, *Massachusetts Corporation Law and Practice,* Southgate & Glazer -- compiled by attorneys at Ropes & Gray, the Corporation's external counsel, states that under Section 50A "...the number of directors may be fixed only by the board, directors may be removed by stockholders only for cause, and any vacancies resulting from an increase in the number of directors or otherwise may **[*62]** be filled only by directors then in office." Southgate & Glazer also notes that "Section 50A has not yet been tested in the courts."

For more information on this proposal or corporate governance, shareholders are urged to visit:

http://www.shareholdersonline.org

http://www.thecorporatelibrary.com

http://www.calpers-governance.org

For a list of institutions who have supported this proposal, or who have published proxy voting guidelines regarding staggered boards, annual director elections, or removal of directors:

http://www.shareholdersonline.org/pdf/InstitutionalSupport.pdf

For a table showing the surge in support for this proposal, every year, from 2002 to 2004:

http://www.shareholdersonline.org/pdf/VoteTallics02to04.pdf

Securities Exchange Act of 1934 -- Rule 14a-8(f), 14a-8(i)(3), 14a-9

March 1, 2004

[*1] **PMC-Sierra,** Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **PMC-Sierra,** Inc.
Incoming letter dated January 16, 2004

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that **PMC-Sierra** may exclude the proposal under rule 14a-8(f). Accordingly, we do not believe that **PMC-Sierra** may omit the proposal from its proxy materials in reliance on rule 14a-8(f).

We are unable to concur in your view that **PMC-Sierra** may exclude the proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete the phrase "commonly known as 'golden parachutes'" from the sentence that begins "In our opinion, severance agreements..." and ends "... U.S. corporations in general" and provide a citation to a specific **[*2]** source for the remaining sentence; and

. provide a citation to a specific source for the statement that begins "The California Public Employees Retirement System ..." and ends "... generally favor shareholder approval of these types of severance agreements."

Accordingly, unless the proponent provides **PMC-Sierra** with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **PMC-Sierra** omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Leslie L. Sheppard-Warren
Attorney-Advisor

INQUIRY-1: WSGR
Wilson Sonsini Goodrich & Rosati

650 Page Mill Road
Palo Alto, CA 94304-1050

PHONE 650.493.9300
FAX 650.493.6811

www.wsgr.com

January 16, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PMC-Sierra, Inc. -- Notice of Intent to Omit Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby **[*3]** give notice on behalf of **PMC-Sierra,** Inc. ("**PMC**" or the "Company") of **PMC's** intention to omit a stockholder proposal (the "Proposal") received from the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent") from **PMC's** proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials").

The Proposal urges the Board of Directors of **PMC** to seek stockholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary and bonus. **PMC** respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") concur with our view that the Proposal is excludable for the reasons set forth below. A copy of the Proposal and the Supporting Statement is attached to this letter as Exhibit A.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing the Proponent of **PMC's** intention to exclude the Proposal from the **[*4]** 2004 Proxy Materials.

PMC intends to file its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after April 9, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not later than 80 days before **PMC** intends to file its definitive proxy statement and form of proxy with the Commission.

As discussed below, the Company believes that the Proposal may properly be excluded from the 2004 Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-8(f)(1) because (i) the Proposal (including the Supporting Statement) violates proxy rules in that it is false and misleading and (ii) the Proponent failed to follow the procedural requirements for submitting a stockholder proposal. Alternatively, should the Staff determine that the Proposal may not be excluded, we believe that certain statements within the Proposal, which are set out below, may be omitted from the Company's 2004 Proxy Materials as they are materially false and misleading under Rule 14a-8(i)(3).

I. The Proposal Contains Materially False and Misleading Statements in Violation of the Proxy Rules. Accordingly, PMC May Exclude the Proposal Pursuant to Rule 14a-8(i)(3). [*5]

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because the Proposal contains numerous statements that are false and misleading in violation of Rule 14a-9. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In fact, the false and misleading statements discussed in Part I of this letter comprise all but two sentences of the Supporting Statement. Requiring the Staff to spend large amounts of time reviewing stockholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . . is not beneficial to all participants in the [shareowner proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." SLB 14.

As set forth below, the Proposal contains the types of deficiencies and inaccuracies that make Staff review unproductive. These false and misleading and vague and indefinite statements would require **[*6]** such detailed and extensive editing to eliminate or revise that they must be completely excluded. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading or vague and indefinite statements contained therein, we request that the Staff permit the exclusion and/or revision of the statements discussed below.

A. The Proponent Makes Apparent Factual Statements in the Proposal without Accompanying Substantiation, Rendering these Statements Materially False or Misleading.

The materially false and misleading statements are as follows:

> . In the first sentence of the Supporting Statement, the Proponent states, "In our opinion, severance agreements as described in this resolution, commonly known as 'golden parachutes', are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general."

The Proponent suggests, without factual support, that senior executives of the company enjoy a high level of compensation. The Proponent should be required to substantiate such statement used to support its opinion. Otherwise, **[*7]** **PMC's** stockholders may be mislead into believing that the **PMC's** senior executives are highly compensated as matter of fact.

> . In the first sentence of the second paragraph of the Supporting Statement, the Proponent states, "We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company."

This statement is materially false and misleading because the Proponent is suggesting, without any factual support, that **PMC's** executive officers are likely to manipulate the board of directors to act improperly for the benefit of the executive officers. In fact, each of the directors on **PMC's** board has a fiduciary duty under Delaware law to act in the best interests of its stockholders, not its officers. **PMC** believes that this is the type of statement referenced in the note to Rule 14a-9, which cites as an example of a false and misleading statement, "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct **[*8]** or associations, without factual foundation."

In Qwest Communications Int'l. Inc. (avail. February 26, 2001), the Staff required the proponent to delete similar statements. Qwest argued, and the Staff agreed, that similar types of statements were materially false and misleading because they suggested, without factual support, that Qwest's directors had engaged or were likely to engage in some kind of improper conduct that benefited management at the expense of stockholders.

In addition, since six of seven members of the Company's Board of Directors are considered independent under applicable law, and as these directors take their fiduciary responsibilities very seriously, it is highly unlikely that these individuals require insulation from management manipulation.

> . In the first sentence of the last paragraph of the Supporting Statement, the Proponent states, "The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements."

This unsubstantiated statement is improperly presented as one of fact. Without the proper citations, this uncorroborated **[*9]** statement may lead stockholders to assume that the entities listed support the Proposal.

In Hewlett-Packard Co. (avail. January 7, 2003), the Staff required the proponent to provide factual support for similar statements. That proposal stated, "Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary." Hewlett-Packard argued that these statements were materially false and misleading, and completely unsupported by documentation. The Staff agreed, requiring the citation of specific sources lending factual support for the statements.

B. The Proponent Makes Vague and Indefinite Statements in the Proposal.

The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is vague and indefinite. In Philadelphia Electric Company (avail. July 30, 1992), the Staff found a proposal to be vague and indefinite under the predecessor to Rule 14a-8(i)(3), where the proposal was "so inherently vague **[*10]** and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In Dial Corporation (avail. January 27, 1998), the Staff found that proposal to be excludable because it was vague and indefinite on a similar basis.

The Proposal is vague and indefinite with respect to which agreements the Proponent would have **PMC's** Board present to **PMC's** stockholders for their approval. **PMC** believes that, if the Proposal were to be adopted, the Board would not be able to determine with any reasonable certainty when a particular severance arrangement or benefit is required to be submitted for stockholder approval.

First, the terms "future severance agreements" and "benefits" are so broadly defined that **PMC** would have to parse both definitions in order to determine whether a particular severance agreement or benefit required stockholder approval. Second, the term "senior executives" is vague and indefinite. "Senior executives" could mean the 7 executive officers of **PMC,** the 5 "named executive officers" included in the Summary **[*11]** Compensation Table of **PMC's** 2003 Proxy Statement or a variable number of significant officers. Third, the Proponent states that severance agreements are "commonly known as 'golden parachutes,'" notwithstanding the differences between them. The inflammatory term "Golden parachutes" used in the Supporting Statement is vague and indefinite, and often refers to more than severance agreements in common usage.

Also, the Proposal is vague and indefinite with respect to what is required of **PMC's** Board. The Proposal merely "urge[s]" without specification of process that the Board seek stockholder approval of future severance agreements with senior executives. The Supporting Statement further suggests that the Company has the option of seeking stockholder approval after the Board has approved a severance agreement. Reading the Proposal and the Supporting Statement together, it is unclear exactly what actions, if any, are required by the Proposal.

Because of this vagueness that results, the Proposal would be difficult for **PMC's** Board to implement and for its stockholders to evaluate and vote on.

II. The Proposal May be Excluded under Rule 14a-8(f)(1) because the Proponent Failed to Follow the [*12] Requisite Procedure to Submit the Proposal.

We also note a procedural ground for excluding the Proposal under Rule 14a-8(f)(1). **PMC** received the Proponent's Proposal in a letter dated December 11, 2003 (the "Proponent's Letter"), attached hereto as Exhibit B. By a letter dated December 19, 2003 (the "Company's Letter"), a copy of which is attached hereto as Exhibit C, **PMC** notified the Proponent of the need to demonstrate eligibility to submit the Proposal under Rule 14a-8(b) and requested clarification from the Proponent that the Proposal had not been delivered to the **PMC** in error because, although the Proponent's Letter was addressed to the Company, the first sentence of the letter indicated that the Proposal was submitted for inclusion in Comcast Corporation's proxy statement. The Company received confirmation from FedEx that the Proponent received the Company's Letter on December 19, 2003. A copy of this confirmation of receipt is attached to this letter as Exhibit D. **PMC** subsequently received a letter from Mellon Trust of New England, attached as Exhibit E, verifying that, at the time the Proposal was submitted, the Proponent held the required number of shares **[*13]** for at least one year. But, the Proponent failed to respond to **PMC's** request for clarification within 14 days after the Proponent's receipt of the Company's Letter. Notwithstanding the fact that the Company received evidence that the Proponent satisfied the beneficial ownership requirements of Rule 14a-8(b), it is not entirely certain that the Proposal was not sent to the Company in error because of the reference to Comcast Corporation in the Proponent's Letter. Because **PMC** timely notified the Proponent of this procedural deficiency, but the Proponent failed to correct the deficiency within fourteen days of receipt of such notice, we believe that the Proposal may be omitted in its entirety pursuant to Rule 14a-8(f)(1).

III. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

As discussed in Part I above, we strongly believe that there is ample support for exclusion of the Proposal given the numerous false and misleading or vague and indefinite statements contained in the Proposal and the amount of extensive editing that is required to bring the Proposal within the proxy rules. However, if the Staff were to depart **[*14]** from the position that it set forth in SLB 14 in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in **PMC's** 2004 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

In order to make the materially false and misleading or vague and indefinite statements in the Proposal not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use this as an excuse for making materially false and misleading statements. See, e.g., Xcel Energy, Inc, (avail. February 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); Halliburton Co. (avail. January 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly **[*15]** given the 500-word limit).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by **PMC** if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when **PMC** is attempting to finalize its 2004 Proxy Materials.

IV. Conclusion

Based upon the foregoing, **PMC** respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if **PMC** omits the Proposal from its 2004 Proxy Materials. Should the Staff disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with a member of the Staff prior to the issuance of the Staff's response. Moreover, **PMC** reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from its 2004 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping **[*16]** the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (650) 320-4516 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Glenn J. Luinenburg, Esq.

Securities Exchange Act of 1934 -- 14a-8(i)(3), 14a-9

February 26, 2004

[*1] **FirstEnergy** Corp.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 26, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **FirstEnergy** Corp.
Incoming letter dated January 9, 2004

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that **FirstEnergy** may exclude the proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete the phrase "commonly known as 'golden parachutes'" from the sentence that begins "In our opinion, severance agreements . . ." and ends ". . . U.S. corporations in general" and provide a citation to a specific source for the remaining sentence; and

. provide a citation to a specific source for the statement that begins "The California Public Employees Retirement System . . ." and ends ". . . generally favor shareholder **[*2]** approval of these types of severance agreements."

Accordingly, unless the proponent provides **FirstEnergy** with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **FirstEnergy** omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Daniel Greenspan
Attorney-Advisor

INQUIRY-1: PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund, for Inclusion in **FirstEnergy** Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to **FirstEnergy** Corp., an Ohio corporation (the "Company"). On December 11, 2003 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"), for inclusion in the proxy statement **[*3]** (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal or portions thereof from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates **[*4]** to "executive severance agreements" and states, in relevant part:

> RESOLVED: that the shareholders of First Energy ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal, or portions thereof, from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading; and

2. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are materially false or misleading.

The reasons for our conclusions in this regard **[*5]** are more particularly described below.

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See Woodward Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable); The Proctor & Gamble Company (October 25, 2002) (proposal requesting that the board of directors create a fund for applicants who "document they are victims...of troubles because they are stockholders..." held to be excludable).

In the Proposal, the Proponent defines the term "future severance agreements" **[*6]** to include "retirement agreements". This definition is vague and misleading. It is not clear whether the Proponent intends the Proposal to cover future amendments to the Company's pension plan and other plans qualified under ERISA, which by their terms may frequently provide for benefits with a present value in excess of three times annual base salary and bonus for officer and non-officer employees alike. In addition, "Benefits" are defined to cover "consulting fees" paid to a Company executive. However, it is not clear whether the Proponent actually intends that all consulting arrangements between the Company and an officer (or ex-officer) be subject to shareholder approval. The terms "fringe benefits" and "perquisites" are also subject to differing interpretations. The Proposal is thus vague and indefinite such that neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires and specifically what "severance agreements" would be required to be submitted for shareholder approval. For this reason the Proposal is properly excludable **[*7]** under Rule 14a-8(i)(3).

2. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* U.S. Bancorp (January 27, 2003); Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

The following portions of the Proposal are materially false and misleading for the reasons explained following the relevant excerpt:

"In our opinion, severance agreements as described in the resolution, commonly known as 'golden parachutes', are excessive in light of the high levels of compensation enjoyed by senior executives **[*8]** *at the*

Company and U.S. corporations in general." These references to compensation levels at other corporations are not relevant to the purported issue of the Company's severance arrangements. Even if they were relevant, failure by the Proponent to provide citations or other documentation to support these statements would render these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002). In addition, the Proponent falsely asserts that the arrangements described in the resolution are commonly known as "golden parachutes". The resolution relates to compensation arrangements which are different and more broadly defined than "golden parachutes", which are defined as compensation pacts made with executives or employees in connection with a change in control of a corporation. n1 The Proposal, on the other hand, concerns severance agreements, including without limitation, employment agreements and retirement agreements without regard as to whether there is a change in control. The label of "golden parachutes" is therefore misleading **[*9]** for shareholders, who may be led to believe that the Proposal only applies to severance arrangements triggered by a change in control.

n1 See, e.g. definitions of "Golden Parachute" online at:
http://www.investorwords.com/2201/golden_parachute.html;
http://bwnt.businessweek.com/Glossary/definition.asp?DEFCode=G13;
http://www.hyperdictionary.com/dictionary/golden+parachute; and
http://www.moneyglossary.com/?w=Golden+Parachute.

"The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements." The Proponent does not attribute this statement to any source, nor explain what it means to "generally favor shareholder approval of these types of severance agreements". This statement, coupled with the Proposal's reference to well known institutional investors, is misleading because it implies that these and other institutional investors will likely vote for the Proposal. The Proponent is attempting to generate a "bandwagon effect" by giving shareholders the false and unsupported impression that a significant number of other **[*10]** investors support the Proposal, thus misleading those shareholders with little time to research the positions of either the Board or the Proponent. These vague and unsupported assertions must be deleted.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Exhibit A -- Shareholder Proposal

RESOLVED; that the shareholders of First Energy ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives **[*11]** that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sure cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT:

In our opinion, severance agreements as described in the resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement **[*12]** were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements.

For those reasons, we urge shareholders to vote for this proposal.

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

March 24, 2005

[*1] **Hilton Hotels** Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Hilton Hotels** Corporation
Incoming letter dated January 19, 2005

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that Hilton may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Hilton may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kurt K. Murao
Attorney-Advisor

INQUIRY-1: H
Hilton

Hilton Hotels Corporation World Headquarters
9336 Civic Center Drive, Beverly Hills, CA 90210
Tel: +1 310 278 4321
www.hiltonworldwide.com

January 19, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: [*2] **Hilton Hotels** Corporation -- Rule 14a-8 Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of **Hilton Hotels** Corporation, a Delaware corporation ("Hilton" or the "Company"), pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended. For the reasons stated below, Hilton requests concurrence by the Staff of the Division of Corporation Finance that it will not recommend any enforcement action against the Company if the Company omits from its proxy materials to be distributed in connection with its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials") a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Trowel Trades S&P 500 Index Fund ("Proponent") in a letter dated November 30, 2004, a copy of which is attached as Exhibit A. As provided by Rule 14a-8(j), the Company is submitting six (6) copies of this letter and Exhibit A hereto, and is simultaneously providing the Proponent with a copy of this submission.

The Proposal

A copy of the Proposal and the Supporting Statement is attached **[*3]** but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

> "RESOLVED: that the shareholders of **Hilton Hotels** Corp. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive."

Statement of Reasons for Omission

Hilton believes it may properly omit the Proposal and the Supporting Statement from its 2005 Proxy Materials because the Proposal and Supporting Statement contain false and misleading statements and are impermissibly vague and indefinite contrary to the Commission's proxy rules, including Rule 14a-9 and, therefore, may be omitted under Rule 14a-8(i)(3).

A. _The Proposal and Supporting_ [*4] _Statement or portions thereof may be excluded pursuant to Rule 14a-8(1)(3) because they are false and misleading._

Rule 14a-8(i)(3) provides that a company may omit from its proxy materials a proposal or supporting statement that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In 2004, the Commission determined that the phrase "commonly known as golden parachutes" included in stockholder proposals nearly identical to the Proposal could be deleted from the supporting statements of such proposals on the basis that such phrase may be materially false or misleading under Rule 14a-9. See PMC-Sierra, Inc. (March 1, 2004) and First Energy Corp. (February 26, 2004). Hilton believes that the words "commonly known as golden parachutes" contained in the Supporting Statement of the Proposal are materially false and misleading and may be omitted pursuant to Rule 14a-8(i)(3) for the reasons described below.

The Proponent asserts that the arrangements described in the resolution are commonly known as "golden parachutes." The Proposal relates to compensation arrangements [*5] which are different from and more broadly defined than "golden parachutes", which are generally defined as compensation pacts made with executives or employees in connection with a change in control of a company. The Proposal, on the other hand, concerns severance agreements, including employment agreements and retirement agreements without regard to whether there is a change in control. The label of "golden parachutes" is therefore misleading for stockholders, who may be led to believe that the Proposal only applies to severance arrangements triggered by a change in control.

For the foregoing reasons, Hilton believes that the Proposal and Supporting Statement may be omitted from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(3). In the event that the Commission does not concur with the omission of the entire Proposal and Supporting Statement, Hilton believes the words "commonly known as golden parachutes" contained in the Supporting Statement may be properly omitted from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

B. _The Proposal and Supporting Statement may be omitted pursuant to Rule 14a-8(1)(3) because they are so vague and indefinite as to be inherently_ [*6] _misleading._

The Commission has consistently taken the position that a company may omit a stockholder proposal from its proxy materials that is so vague and indefinite that neither the voting stockholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the proposal were adopted. See Woodward Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable).

In the Proposal, the Proponent defines the term "future severance agreements" to include "retirement agreements" and "benefits" to include "the estimated present value of periodic retirement payments." Currently the Company has pension and other plans qualified under ERISA which by their terms may provide for benefits with a present value in excess of three times annual base salary and bonus. These plans are available to both executive and non-executive employees, and the same [*7] terms apply to all participants. It is not clear whether this Proposal would require stockholder approval for amendments or changes to these plans where the majority of persons affected would be non-executive employees because of the effect on an executive's retirement package.

In addition, the proposal is vague as to the time frame for measuring whether an executive's "benefits" exceed 2.99 times his or her base salary plus bonus. As an executive's base salary plus bonus changes over time, the Company would need to assess whether these changes result in the executive's "benefits" under various retirement plans exceeding the 2.99 times threshold and, if they do, make a determination about when to seek stockholder approval of the "severance agreement."

It is also unclear whether the Proponent intends that all fringe benefits, perquisites and consulting fees between the Company and an executive (or former executive) be subject to stockholder approval. "Benefits" are defined to include "fringe benefits, perquisites and consulting fees" paid to a Company executive, but none of these terms are themselves defined. In many cases it may be unclear how to calculate fringe benefits, such **[*8]** as medical and dental reimbursement that may be covered in future years.

For the foregoing reasons, the Company believes that the Proposal is thus so vague and indefinite that neither the stockholders voting on the Proposal nor the Hilton Board in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires and specifically what "severance agreements" would be required to be submitted for stockholder approval. For the foregoing reasons, Hilton believes that the Proposal may be properly omitted from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

If the Commission Staff desires further information or has any questions concerning this letter, please call the undersigned at (310) 205-4339. Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Bryan S. White

Exhibit A

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

November 30, 2004

Via Facsimile Transmission and Next Day Air
(310) 205-7677

Ms. **[*9]** Madeleine A. Kleiner
Ex. VP/Gen. Counsel/Corporate Secretary
Hilton Hotels Corp.
9336 Civic Center Drive
Beverly Hills, CA 90210

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Kleiner:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of **Hilton Hotels** Corp. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than **[*10]** that believed to be shared by stockholders of the Company generally.

Please call me at (313) 222-9895 with any questions.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

ATTACHMENT

RESOLVED: that the shareholders of **Hilton Hotels** Corp. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in **[*11]** general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote for this proposal.

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

February 14, 2005

[*1] **Occidental** Petroleum Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Occidental** Petroleum Corporation
Incoming letter dated December 22, 2004

The proposal requests that the board seek shareholder approval for future "golden parachutes" with senior executives that provide benefits exceeding 2.99 percent of the sum of the executive's base salary plus bonus.

We are unable to concur in your view that **Occidental** may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that **Occidental** may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sara D. Kalin
Attorney-Advisor

INQUIRY-1: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205 Redondo Beach, CA 90278

310-371-7872

January 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corp (OXY)
Shareholder Position on Company No-Action Request
[*2] Rule 14a-8 Proposal: Golden Parachutes and Shareholder Vote
Proponent: Emil Rossi

Ladies and Gentlemen:

The company acknowledges the established text in this rule 14a-8 proposal. The company states that, "Prior to the issuance of SLB No. 14B, proposals with language identical to or substantially the same to (sic) the Rossi Proposal have been permitted." Then the company claims that SLB No. 14B would disqualify text that was previously acceptable.

However this opinion is contrary to a Southwest Airlines Co. November 24, 2004 Memorandum which was forwarded to the Staff and stated:
"As you may also know, the SEC Staff in September issued Staff Legal Bulletin No. 14B (also attached), which in my opinion significantly restricts our ability to request no-action relief for portions of the proposal that we feel are objectionable."

The company apparently believes a clarification is needed regarding "senior executives." This is not believed necessary but we would be glad to accommodate.

I believe PACCAR Inc (December 27, 2004) would apply to the proposal text beginning with "Progress Begins with a First Step." Contrary to the company claim the single topic of this proposal **[*3]** is clear.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

INQUIRY-2: OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), **Occidental** Petroleum Corporation, a Delaware corporation. ("**Occidental**" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Emil Rossi, a copy of which proposal is attached hereto as Exhibit A (the "Rossi Proposal"), may properly be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. The Proposal requests that the Board seek stockholder approval **[*4]** for future golden parachutes for senior executives.

Occidental received the Rossi Proposal on November 10, 2004, with a cover letter with the same date, a copy of which is attached hereto as Exhibit B. Mr. Rossi has ceased to be a stockholder of record and did not submit proof of his stock ownership with his proposal. By letter dated November 29, 2004, a copy of which is attached hereto as Exhibit C, **Occidental** requested a written statement of Mr. Rossi's compliance with Rule 14(a)(8)(b). A facsimile copy of a letter from Morgan Stanley confirming Mr. Rossi's ownership was received December 3, 2004 (Exhibit D).

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(3) because the Proposal violates the Commission's rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials.

Staff Legal Bulletin No. 14B (CF), dated September 15, 2004 ("SLB 14B"), provided additional guidance on the rule and indicated that reliance on Rule 14a8(i)(3) may be appropriate, in among other instances, where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the **[*5]** proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions the proposal requires..." and "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal..." Both of these instances apply to the Rossi Proposal.

The Rossi Proposal does not make it clear what actions the Board would be expected to take. While Mr. Rossi may understand what is meant by a golden parachute, other stockholders may not, and the Proposal does not offer such stockholders or the Board of Directors anything approaching a coherent explanation of what actions should be taken were the Proposal to pass. Among the confusing points is that the Proposal applies to "senior executives" but does not define who would be considered a senior executive for the purposes of the Proposal. It could be interpreted to refer just to the executive officers named in the proxy statement or the executive officers named in the Annual Report on Form 10-K, or it might be intended to refer to employees above a certain wage grade. The Proposal also requires approval for "benefits exceeding 2.99% of **[*6]** the sum of the executive's base salary plus bonus" but it is not clear what benefits are added to determine this figure. For example, does an accelerated vesting of shares under a change of control provision in a restricted stock grant count as a benefit or are only cash payments counted? Moreover, it is not clear if the Proposal would require stockholder approval for terminations not related to a change in control event. Most employment agreements contain provisions for termination of employment under circumstances ranging from disability to with or without cause. Since the Proposal states that "it would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify," it appears that terminations unrelated to a change of control are covered. Finally, the Proposal states that the Company would have the flexibility to seek "approval after tentative agreement on golden parachutes." Does this mean that the Company could not enter into a contract with a provision that states that the "golden parachute" provision is only enforceable after stockholder approval? Absolutely nothing in the supporting statement clarifies what the Proposal is **[*7]** intended to cover.

Prior to the issuance of SLB 14B, proposals with language identical to or substantially the same to the Rossi Proposal have been permitted. See e.g. The Boeing Company (February 6, 2004) and Morgan Stanley (January 16, 2004). However, we believe that issuance of SLB 14B should be an occasion for the staff to reconsider its position on this vague and confusing proposal. There have been proposals on the subject that do not suffer from all of the deficiencies in the Rossi Proposal described above. See e.g., Lucent Technologies (October 28, 2004) (proposal contains definitions of "golden parachutes" and "benefits"); First Energy Corp. (February 26, 2004) (proposal defines "benefits"). The Proponent and his representative have access to the Internet to be able to find proposals that are well-crafted and to use those as a model. Enforcing Rule 14a-8(i)(3) by excluding this vague and confusing proposal should encourage experienced proponents, such as Mr. Rossi, to refine their proposals in the future. This, in turn, would result in companies needing to submit, and the Staff needing to review, fewer no-action requests.

With respect to the Supporting Statement, **[*8]** everything in it from the statement "Progress Begins with a First Step" until the penultimate paragraph that begins "Institutional investors such as the California Public Employees Retirement System..." is irrelevant to the subject matter of the Proposal and creates a strong likelihood that a stockholder reading it would be uncertain as to the subject of the Proposal. That portion of the Supporting Statement consists of a set of random statements about individual directors and the Board as a whole that do not in any readily apparent way connect to the Proposal. **Occidental** believes that only the first and last paragraphs relate in any way to the Proposal and that everything else should be deleted.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. John Chevedden (with a copy to Mr. Emil Rossi), with a letter from the Company notifying him of **Occidental's** intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit E.

Also enclosed are six copies of this letter with exhibits and copies of the no-action letters referenced herein and an additional receipt copy of this letter. Please return the receipt **[*9]** copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2005. Accordingly, we would appreciate receiving your response no later than March 1, 2005, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Ray Irani
Chairman and CEO
Occidental Petroleum Corp (OXY)
10889 Willshire Boulevard
Los Angeles, CA 90024
PH: 310-208-8800
FX: 310-443-6690, 443-6195

Dear Mr. Irani,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matter, including this shareholder **[*10]** proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Cheveden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redonda Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi

Nov 10-04

ATTACHMENT

3 -- Allow Vote regarding Future Golden Parachutes

RESOLVED: Allow Vote regarding Future Golden Parachutes. Shareholders request that our Board seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 2.99% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes are not given for a change in control or merger which is approved but is not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant **[*11]** or modify Our company would have the flexibility of seeking approval after tentative agreement on golden parachutes.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe that the need to take the above one RESOLVED step is reinforced because our overall governance fitness is not impeccable. For instance in 2004 it was reported:

. **Occidental** Director John Chalsty was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Chalsty is chairperson of the committee that sets executive, compensation at **Occidental,** which received a CEO Compensation grade of "F" by TCL.

. **Occidental** Director Rosemary Tomich was designated a "problem director" because she was the chairperson of the committee that set executive compensation at **Occidental,** which received a CEO Compensation rating of "F" by TCL.

. TCL's ratings for our company were:

OVERALL RATING = D
Overall Board Effectiveness = D
Board Composition = **[*12]** D
CEO Compensation = F

. Our Lead Director had 21 years director tenure -- independence concern.

. Our key Audit Committee had two members with more than 21-years tenure each -- independence concern.

. Our Directors were still allowed a $ 25,000 annual matching gift plan -- independence concern.

. Five directors were allowed to hold from 4 to 9 director seats each -- over-extension concern.

. Five directors were CEOs elsewhere -- CEO to fellow CEO-bias concern.

. 2003 CEO pay of $ 38 million including stock option grants.

Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

Plus $ 94 million in unexercised stock options from previous years.

. If CEO pay is excessive -- this could be a sign that our board is weak in its oversight of our CEO.

. **Occidental** is the subject of "Pay for performance? You must be joking.", July 22, 2004 edition of Board Briefs by TCL.

The existence of the above governance concerns arguably heightens the importance of passing the one RESOLVED topic of this proposal

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval **[*13]** of golden parachutes in their proxy voting guidelines.

Allow Vote regarding Future Golden Parachutes

YES ON 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including: Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

. the company objects to factual assertions because they are not supported;

. the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

. the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

. the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in **[*14]** favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

Securities Exchange Act of 1934 -- Section 14 -- Rule 14a-8(i)(3)

April 3, 2001

[*1] The **Swiss Helvetia** Fund, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2001

BY FACSIMILE AND U.S. MAIL

William G. Farrar, Esquire
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498

Re: The **Swiss Helvetia** Fund, Inc. - Omission of a Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. Farrar:

By letter dated January 22, 2001, you notified the Securities and Exchange Commission of the intent of The **Swiss Helvetia** Fund, Inc. to exclude from its 2001 proxy soliciting materials a shareholder proposal and supporting statement submitted by Opportunity Partners, L.P. * The proposal states:

> RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders.

* The proposal is contained in a letter dated November 17, 2000, addressed to the fund. This proposal is a modification of Opportunity Partners' original proposal contained in a letter to the fund dated October 30, 2000. We have also reviewed and considered a February 13, 2001, letter from the proponent to the Securities and Exchange Commission.

You requested our assurance that we would not recommend enforcement action to the Commission **[*2]** if the fund excludes the proposal in reliance upon subparagraphs (i)(3), (i)(7), (i)(8) and (i)(10) of Rule 14a-8 under the Securities Exchange Act of 1934 ("the Exchange Act"). Since there appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(i)(3), we express no opinion whether all or any part of the proposal may be excluded under any other provision of Rule 14a-8.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Examples of misleading statements are given in the rule; these include: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule 14a-9.

As the proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty, the proposal impugns their character, integrity and personal reputation and in our **[*3]** view, may be excluded under Rule 14a-8(i)(3). Phoenix Gold International. Inc. (pub. avail. November 21, 2000) (opinion that directors are not independent violates Rule 14a-9 and may be excluded); CCBT Bancorp. Inc. (pub. avail. April 20, 1999) (supporting statement that board of directors violated their fiduciary duty may be deleted under Rule 14a-8(i)(3) because it violates Rule 14a-9).

Accordingly, we will not recommend enforcement action to the Commission if the fund omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

Attached is a description of the informal procedures followed by this Division in responding to shareholder inquiries. If you have any questions or comments, please feel free to call me at (202) 942-0638.

Yours very truly,

Linda B. Stirling
Senior Counsel

INQUIRY-1: OPPORTUNITY PARTNERS L.P.

60 Heritage Drive

Pleasantville, NY 10570

(914) 747-5262

(914) 747-5258 (Fax)

February 13, 2001

Chief Counsel
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
450 Fifth Street, N.W.
Washington, D.C. 20549

The **Swiss Helvetia** Fund, Inc. (the "Fund") - Rule 14a-8 Proposal

Ladies and Gentlemen: **[*4]**

We received a copy of a January 22, 2001 letter from William G. Farrar of Sullivan & Cromwell, special counsel to the Fund and counsel to the independent directors, to you seeking no action assurance if the Fund excludes from its proxy materials our rule 14a-8 proposal recommending that the directors "try not to violate their fiduciary duty to the stockholders." We write in opposition to Mr. Farrar's request.

Because Mr. Farrar's letter reflects a lack of awareness of Delaware's bedrock principles governing actions by a board that are primarily designed to limit shareholder action, we subsequently called him and referred him to *Blasius Industries v. Atlas Corp. 564 A.2d 651 (Del. Ch. 1988),* the seminal Delaware case in this area. There, in a decision invalidating such an action, Chancellor Allen ruled that (1) board action designed exclusively or principally to interfere with the effectiveness of a shareholder vote is not entitled to deference under the business judgment rule, (2) absent a compelling justification, any such "extreme" action is presumed to be a breach of the duty of loyalty and (3) "even finding [such an] action was taken in good faith, **[*5]** it [would constitute] an unintended violation of the duty of loyalty that the board [owes] to the shareholders." (We are enclosing a copy of the decision for your convenience.)

Having read *Blasius,* Mr. Farrar inexplicably insists that the Fund's board has not violated its fiduciary duty to the shareholders. That is certainly his right but since he apparently did not properly advise them, one must question whether it is ethical for Mr. Farrar to be presenting arguments to the SEC with respect to this matter. At best, his assurances that "the Board has always been keenly aware of [its fiduciary] duty]" or that the bylaw amendments in question "were the subject of careful deliberation by the Board" are incorrect. At worst, Mr. Farrar is so conflicted any assertion he makes that is not supported by an independent legal opinion must be discounted.

Whether or not Mr. Farrar has finally properly advised the directors as to their fiduciary duty, there is no reason for the staff to deny shareholders an opportunity to vote on their actions. What we said in our November 17, 2000 letter to Mr. Farrar still goes: "We think the board has violated its fiduciary duty and you don't. Let's let **[*6]** the shareholders decide."

Mr. Farrar offers four reasons for excluding our proposal under rule 14a-8(i), i.e. (10), (3), (8), and (7). The last two can be disposed of quickly. First, Mr. Farrar says that even though neither our proposal or our supporting statement contains any reference to an election they are really a call for opposing the re-election of directors. His theory should be filed with those that insist that certain songs, when played backwards, contain secret satanic messages. Second, our proposal has nothing to do with the Fund's ordinary business operations. A company's ordinary business does not include adopting offensive bylaws or misreporting the results of a shareholder vote to exaggerate shareholder support for management's position.

Mr. Farrar's assertion that our proposal has been "substantially implemented" would be true only if the board did not violate its fiduciary duty. But, rather than provide any evidence of that, he only begs the question. As noted above, and contrary to what Mr. Farrar says, the business judgment rule is not applicable here. He is correct in saying that our "assertion that the Directors have violated their fiduciary does not make it a **[*7]** fact." By the same token, Mr. Farrar's assertion that "the Directors have acted, and will continue to act, as fiduciaries" does not make that a fact. Our proposal is designed to allow shareholders themselves to decide whether they consider the actions the board has taken to be violations of the duty of loyalty.

Also, inasmuch as the allegations we made in our supporting statement are quite specific, it is disingenuous to declare that our proposal has been "substantially implemented" while simultaneously insisting that "because of the vagaries of the Proposal, any actions that the Directors might take as a result of the Proposal could well be in contravention of the intention of stockholders who voted for the Proposal." If our proposal is really as vague as Mr. Farrar says it is, how does he know that the board has "substantially implemented" it? In short, his allegation that our proposal is vague is groundless. Our supporting statement clearly spells it out: "We think that if a lawsuit were brought to undo these inequitable bylaws, it would be successful. Rather than risk such a lawsuit, the board should just scrap them." Unless the board rescinds the anti-shareholder bylaws, our **[*8]** proposal cannot have been implemented.

With no valid reason to exclude our proposal, Mr. Farrar resorts to declaring that we have made statements or omissions that are "false and misleading" and urges the staff to act as the speech police. Yet, his own misleading mischaracterization of a blatant violation of rule 30d-1 as an "oversight," a "mistake, an "error" and "incomplete reporting" demonstrates that he will say anything to get the staff to issue a no action letter. Although it is unnecessary to do so, we will briefly refute his allegations.

(a) As explained above, *Blasius* recognizes an "unintended" violation of fiduciary duty. Therefore, Mr. Farrar is incorrect when he says that our proposal is misleading simply because the directors have a "mandatory" fiduciary duty to the stockholders under Delaware law. Moreover, the fact that the directors took the actions they did, <u>including their continuing efforts to exclude our proposal from the Fund's proxy materials,</u> justifies questioning their integrity and character. If the board doesn't like the inference that some shareholders might draw from its anti-shareholder actions, <u>it can explain why it took those actions in the</u> **[*9]** <u>Fund's proxy statement.</u> To date, neither the board nor Mr. Farrar has done so.

(b) Because Delaware law recognizes an "unintended" violation of fiduciary duty, our proposal and supporting statement should not necessarily be construed as impugning the character of the directors (despite that, as noted, there is factual foundation to support such an inference, i.e., the actions that they took.) If, on the other hand, the directors inadvertently violated their fiduciary duty but now, presumably having been advised of them by Mr. Farrar, refuse to take appropriate corrective action, that would be evidence of an intentional violation. In any event, our proposal is primarily concerned with the actions of the directors, not their motives (which neither Mr. Farrar nor they have yet to explain).

(c) Our reference to the Shorewood bylaws, while brief, is accurate. We challenged Mr. Farrar to get any Delaware lawyer to opine otherwise. In fact, the actions taken by the Fund's directors were more egregious than those taken by Shorewood's directors whose judgment may have been impaired in seeking to defeat a tender offer that they sincerely believed to be inadequate. The actions of the Fund's **[*10]** directors, on the other hand, had no purpose other than to impede the shareholder franchise and, thus, are not protected by the business judgment rule.

Mr. Farrar's account of the misreporting of the shareholder vote last year on an open-ending proposal is an unscrupulous attempt to intentionally mislead the staff. Here is what we know about it. During last year's annual meeting, our representative asked the chair to provide the voting results. Contrary to Mr. Farrar's assertion that the results were "substantially reported in open session," the chair flatly refused to provide the numbers. After the meeting, our representative again asked for the voting results and again was refused. Only after Steven West of Sullivan & Cromwell intervened were the results provided to our representative. Months later, the Fund blatantly misreported the results of the vote in its report to shareholders. We immediately contacted John Bostelman, Mr. Farrar's partner and asked the Fund to make a correction. Mr. Bostelman said he saw no need to do anything. We then submitted our original proposal calling, in part, for the Fund to correct the misinformation about the voting results. Subsequently, Mr. Farrar **[*11]** wrote to tell us that the Fund would report the correct results of the vote to shareholders as required by rule 30d-1. We then modified our proposal and supporting statement to delete a request for corrective action relating to the misreported results. Nevertheless, the fact remains that a very reasonable inference is that the original misreporting was no "oversight" as Mr. Farrar maintains but a deliberate attempt to deceive shareholders into believing that the open-ending proposal was overwhelmingly defeated. If the directors and Mr. Farrar really want shareholders to get the full story behind what he euphemistically says was "an error by officers of the Fund," and the board's response after we asked that the violation be cured, he can provide a detailed explanation in the Fund's proxy statement.

(d) Because we had to adhere to a 500-word limitation, we did not go into a full analysis of *Shorewood* or *Blasius.* Nevertheless, we are confident that our legal analysis is accurate because of the strong similarity between the Fund's bylaw amendments and Shorewood's. To respond to Mr. Farrar's other charges, the text of the bylaw amendments themselves demonstrates that (i) their **[*12]** purpose is "to disenfranchise shareholders," (ii) obtaining consents is now more "burdensome" than it was previously and (iii) those shareholders who held their shares in street name, i.e., the vast majority of shareholders, were indeed stripped of their right to nominate directors (which they enjoyed under the former bylaws).

Finally, there is no authority to support Mr. Farrar's implication that only courts are competent to determine whether or not directors have violated their fiduciary duty to shareholders. A vote by the principals (the shareholders) as to whether their agents (the directors) have violated their fiduciary duty seems infinitely superior to and far less costly than litigation. If the shareholders determine that the board's actions are consistent with their fiduciary duty, that would almost certainly end the matter. Mr. Farrar's letter is long on rhetoric and noticeably short on substance, i.e., <u>he conspicuously avoids addressing the purpose of the board's actions.</u> The staff should therefore draw the reasonable inference that he cannot make a convincing case that the board has not violated its fiduciary duty. All he says is that "the board is and always has been **[*13]** keenly aware of [its fiduciary] duty" and that the offensive by-law amendments "were the subject of careful deliberation." Without more, the Fund has failed to meet its burden to "demonstrate that it is entitled to exclude [our] proposal" as required by rule 14a-8(g)

Very truly yours,

Phillip Goldstein
Portfolio Manager

INQUIRY-2: SULLIVAN & CROMWELL

125 Broad Street

New York, NY 10004-2498

TELEPHONE: 1-212-558-4000

FACSIMILE: 1-212-558-3588

January 22, 2001

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.
Attention: Chief Counsel, Division of Investment Management

Re: The **Swiss Helvetia** Fund, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

The **Swiss Helvetia** Fund, Inc. (the "Fund") received in the form of a letter, dated November 17, 2000, a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") from Opportunity Partners, L.P. (the "Proponent") for inclusion in the Fund's proxy materials for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Statement"). We are writing as special counsel to the Fund and counsel to its independent directors to confirm the **[*14]** Fund's intention to omit the Proposal and Supporting Statement from its 2001 Proxy Statement.

The Proponent's original proposal and supporting statement, which were received in early November 2000, are attached as Exhibit A. On behalf of the Fund, we contacted the Proponent to inform it of concerns with the proposal that the Fund believed warranted its exclusion under Question 3 of Rule 14a-8. At that time we also asked the Proponent to consider eliminating vague, false and misleading statements from the original proposal and Supporting statement and provided it with examples of statements that the Fund deemed objectionable. The resubmitted Proposal and Supporting Statement, attached as Exhibit B, continue to contain information that we believe warrants their exclusion from the 2001 Proxy Statement under Question 9 of Rule 14a-8. For your convenience, the Proposal is repeated immediately below.

"RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders".

Grounds for Omission

The Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8 because:

1. the Proposal has been substantially implemented (Rule 14a-8(i)(10));
[*15]
2. the Proposal and Supporting Statement contain false or misleading statements (Rule 14a-8(i)(3));

3. the Proposal and Supporting Statement relate to an election for membership on the Fund's board of directors (Rule 14a-8(i)(8)); and

4. the Proposal relates to ordinary business operations (Rule 14a-8(i)(7)).

1. Rule 14a-8(i)(10).

The Fund believes that it may exclude the Proposal pursuant to Exchange Act Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal from a company's proxy materials if the proposal has been "substantially implemented" by the company. In recent no-action letters, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has suggested that, in order for a proposal to have been "substantially implemented", the company must have actually taken steps to implement the proposal. See, e.g., Brazilian Equity Fund, Inc. (avail. May 8, 1998); The Growth Fund of Spain, Inc. (avail. May 8, 1998) ; see also Exchange Act Releases Nos. 20091 (August 16, 1983) and 40018 (May 21, 1998). In Honeywell International Inc. (avail. February 29, 2000) the Staff found evidence that a proposal requesting the **[*16]** board to investigate whether management used "improper accounting practices" was substantially implemented, in part because the company's senior management continually monitors accounting practices. See also Kmart Corporation (avail. February 23, 2000). The Fund respectfully submits that the Proposal has been "substantially implemented" through the Board's compliance with its duty to act as fiduciaries in relation to the Fund and its stockholders.

The Board is and has always been keenly aware of this duty. As a general matter, this firm has been counsel to the Fund's independent directors for several years. As their counsel, we have attended and observed substantially all of the Fund's Board and committee meetings during those years.

The recent By-law amendments that are referred to in the Proposal were the subject of careful deliberation by the Board. The Fund retained both this firm and special Delaware counsel to advise the Board regarding the recent By-law amendments. The Proponent's disagreement with the Board's business judgment is not a breach of their fiduciary duty. Because the Directors have acted, and will continue to act, as fiduciaries, as required by Delaware law, **[*17]** there is nothing to implement.

On the basis of the foregoing, the Fund submits that the Proposal has been substantially implemented and may be excluded from the Fund's proxy statement under Rule 14a-8(i)(10).

2. Rule 14a-8(i)(3).

Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. Rule 14a-8(i)(3) permits the omission from a proxy statement of a proposal which violates any of the Commission's proxy rules, including Rule 14a-9. For purposes of Rule 14a-9, the Commission considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation". See note (b) to Rule 14a-9.

The Fund believes that the Proposal and Supporting Statement are clearly false and misleading as further described below.

(a) By requesting the Fund's Directors to "try not to violate their fiduciary duty", the Proponent falsely suggests that the Directors have a choice **[*18]** as to whether or not they should violate their fiduciary duty. As mentioned above, however, the fiduciary duty that the Directors owe to the Fund and its stockholders is mandatory under Delaware law. As a result, the Proposal is misleading to stockholders.

(b) In addition, the Proposal and Supporting Statement are false, misleading and impugn the character of the Directors in that they clearly imply that the Directors have violated their fiduciary duty. By including in the Proposal and Supporting Statement that the Directors "try" not to violate their fiduciary duty, the reader is left with the impression that, as a matter of fact, the Directors have violated their fiduciary duty and therefore have violated state law. See Phoenix Gold International, Inc. (avail. November 21, 2000) (misleading to assert that a proposal will give an opportunity to elect a *truly independent director,* because proposal implied current directors were not independent) (emphasis added). The Fund believes that the Proponent has not provided a factual foundation for his statement. A determination regarding whether the Board has violated its fiduciary duty is a determination properly made by a court **[*19]** of competent jurisdiction, not the Proponent, and no such determination with respect to the Fund's Board has been made. The Proponent's assertion that the Directors have violated their fiduciary duty does not make it a fact.

(c) Lacking any legitimate foundation for the allegations, the Proponent has included incomplete and misleading references to the reporting of last year's stockholder proposal vote and the Delaware Chancery Court decision in *Chesapeake v. Shorewood Packaging Corp.* in an attempt to support its charge of improper conduct.

The first point raised in (i) of the Supporting Statement charges the Directors with incomplete reporting of the voting with respect to last year's stockholder proposal by the same Proponent. However, any incomplete reporting of the voting on last year's stockholder proposal (which was brought to the Fund's attention by the Proponent) was promptly corrected on November 15, 2000, in the Fund's Quarterly Report to stockholders for the period ended September 30, 2000, a copy of which was sent to the Proponent. Due to an oversight by the Fund, incomplete details of the outcome of last year's stockholder proposal were included in the Fund's Semi-Annual **[*20]** Report to stockholders for the six-months ended June 30, 2000. However, the details that were omitted in this earlier stockholder report were substantially reported in open session at the annual meeting at which the proposal was made directly in response to a question by a person that identified himself as a representative of the Proponent.

By not informing stockholders that the Fund corrected any prior mistakes or that the results were reported at the meeting, the Proponent attempts to mislead stockholders into believing that an error by officers of the Fund without the knowledge of the Directors is a violation of the Board's fiduciary duty and that the Board "did not want [stockholders] to know" the results. See CCBT Bancorp, Inc. (avail. April 20, 1999) (supporting statement that asserted the board deliberately "intended to hurry [stockholders] so we might not carefully consider the implications of the proposal" is excludable as false and misleading). Moreover, section (i) of the Supporting Statement claims that "Here is how the results were 'reported'". This is now an incomplete and misleading statement.

The second point raised in (ii) of the Supporting Statement involves **[*21]** an interpretation of *Chesapeake v. Shorewood.* The Proponent uses a one-line summary of *Chesapeake,* with no factual context in an effort to support the charge that the Board violated its fiduciary duty in approving the recent By-law amendments. The facts and circumstances surrounding that courts decision are entirely different from any facts and circumstances involving the Fund. The Proponent is very well aware of this. In fact, the materials provided by the Proponent with his initial submission and included herewith as part of Exhibit A demonstrate that *Chesapeake* involved board action in the context of a threatened tender offer and consent solicitation, not a board exercising its business judgment in the face of no such threat. Being inapplicable, the reference does not provide a factual foundation for the Proponent's charge. Therefore, the Proposal and Supporting Statement run afoul of Rule 14a-9 (and consequently Rule 14a-8(i)(3)) by indirectly charging the Directors with violation of their fiduciary duty without factual foundation.

(c) The Staff has also recognized that a proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders **[*22]** voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires". Philadelphia Electric Co. (avail. July 30, 1992). The fiduciary duty that directors owe to a corporation and its stockholders is very complex and because of the wide latitude that directors have in complying with their duty, compliance therewith may occur in numerous ways. See e.g., Mark A. Sargent, *D&O Liability Handbook,* (West Group 2001) ("[A director's] fiduciary obligation is best understood . . . as a cluster of specific types of obligation, each of which has developed its own peculiar and sometimes idiosyncratic jurisprudence."). Accordingly, stockholders considering the Proponent's Proposal "would not know what action they were requesting management to take, and management would not be able to ascertain what mandate was being given to them by the shareholders if the proposal was adopted." Maryland Realty Trust (avail. February 7, 1980). In fact, because of the vagaries of the Proposal, any actions that the Directors might take as a result of the Proposal could well be in contravention **[*23]** of the intention of stockholders who voted for the Proposal. See Weirton Steel Corporation (avail. April 21, 2000) (proposal that requested directors to amend charter and bylaws so that directors and officers are "held accountable for the decisions they make" excludable as vague and indefinite). Accordingly, the Proposal should be excluded pursuant to Rule 14a-9 (and consequently Rule 14a-8(i)(3)).

(d) The remainder of the Supporting Statement contains other false and misleading statements made without any factual foundation. Virtually all of paragraph (ii) of the Supporting Statement contains false and misleading statements, presented as fact, without any support. For example, the second sentence of paragraph (ii) states the Fund's By-law "is similar" to the bylaw amendment in *Chesapeake Corp. v. Shorewood Packaging Corp.* but is void of any support for the statement and falsely suggests that the Fund's By-law is "designed to disenfranchise stockholders" and clause (2) of that paragraph states that the procedures adopted by the Directors for stockholders to act by written consent are "burdensome" without demonstrating any additional burden. In addition, clause (3) suggests **[*24]** that stockholders who hold shares in street name have a "right" to nominate directors while the Fund has been advised by its Delaware counsel that no such right exists under Delaware law.

3. Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that the Fund may exclude a "proposal [that] deals with a matter relating to the company's ordinary business operations". As mentioned, in carrying on the management and business operations of the Fund, the Directors are required, under Delaware law, to act as a fiduciaries in relation to the corporation and the stockholders. Every management decision that is made by the Board, therefore, incorporates the Board's fiduciary duty. In Clemente Global Growth Fund, Inc. (avail. Feb. 14, 1997), the Staff drew a distinction between shareholder proposals that ask the board to take affirmative actions "beyond the actions required of the directors in fulfilling their fiduciary and statutory duties", which may not be excluded pursuant to Rule 14a-8(i)(7), and proposals that ask the board to take actions falling within the ambit of the duties described above, which may be excluded pursuant to Rule 14a-8(i)(7). On this basis, proposals that relate to matters **[*25]** falling within the scope of the board's legally mandated duties may be excluded. By asking the directors "not to violate their fiduciary duty" the Proposal deals with and is part and parcel of "ordinary business operations" and is therefore properly excludable.

4. Rule 14a-8(i)(8).

Rule 14a-8(i)(8) provides that the Fund may exclude a proposal that "relates to an election for membership on the company's board of directors . . .". Although, on its face, the Proposal purports to make a recommendation to the Directors for action, in reality the Proposal is nothing more than an erroneous assertion that the Directors have acted improperly. In Philips Petroleum Company (avail. February 12, 1981) the Staff stated that a proposal that alleged that the directors had violated their fiduciary duty and called for their termination, called "into question the qualifications of the named individuals who are candidates for re-election; and appear to derogate the quality and integrity of the board members to the extent that the proposals may be deemed an effort to oppose the management's solicitation on behalf of the re-election of these persons". See also, Pepsi Co., Inc. (avail. February **[*26]** 1, 1999); Black & Decker Corp. (avail. January 21, 1997). Because some of the Directors who come under the purview of the Proposal's statement of improper or illegal conduct have been nominated for election at this year's annual meeting of stockholders, the Proposal "relate[s] to an election for membership on the company's board of directors" by opposing such Director's election. As such, the proposal is excludable under 14a-8(i)(8).

* * *

In accordance with Rule 14a-8(j), the Fund is contemporaneously notifying the Proponent, by copy of this letter including Exhibits A and B, of its intention to omit the Proposal and Supporting Statement from its 2001 Proxy Statement.

On behalf of the Fund, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the 2001 Proxy Statement for the reasons set forth above. If the Staff disagrees with the Fund's conclusions regarding the omission of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the Fund's position, we would appreciate an opportunity to meet with you or speak to you by **[*27]** telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone John T. Bostelman of this office at (212) 558-3840 or the undersigned at (212) 558-4940.

Six copies of this letter are being submitted as contemplated by Question 10 of Rule 14a-8. Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

William G. Farrar

EXHIBIT A

Original proposal of Opportunity Partners L.P.

[EXHIBIT A NOT INCLUDED]

EXHIBIT B

OPPORTUNITY PARTNERS L.P.

60 Heritage Drive

Pleasantville, NY 10570

(914) 747-5262

(914) 747-5258 (Fax)

November 17, 2000

William G. Farrar
Sullivan & Cromwell
125 Broad Street
New York, NY 10004

The **Swiss Helvetia** Fund, Inc. (the "Fund")

Dear Mr. Farrar:

This is in response to your letter dated November 13, 2000. Although we think we submitted only one proposal with three elements that are inextricably intertwined, we have reworded it to remove all doubt that it is indeed only one proposal. **[*28]** Since you suggest that the Fund will soon comply with Rule 30d-1 of the Investment Company Act of 1940, we will omit asking for that. On the other hand, we have added a reference to another preclusive bylaw that was disclosed in its recent NSAR-AA filing (which continues to misreport the results of the vote on the open-ending proposal). That bylaw would, if upheld, prevent virtually every shareholder of the Fund from being nominated for election as a director. Here is what Judge Higginbotham said about that in *Durkin v. National Bank of Olyphant:*

> Banks do not exist for the purpose of creating an aristocracy of directors and officers which can continue in office indefinitely, immune from the wishes of the shareholder-owners of the corporation. There is no more justification for precluding shareholders from nominating candidates for the board of directors than there would be for public officials to deny citizens the right to vote because of their race, poverty or sex.

We think the same can be said about investment companies. It seems as if the board is just itching for someone to file a lawsuit.

We disagree with you that our asking the directors "to act like fiduciaries" **[*29]** is "vague, false and misleading." Perhaps the directors find the concept of fiduciary duty "vague" because they do not understand it. Have you advised them that under Delaware law, they may not act "for the primary purpose of thwarting the exercise of a shareholder vote" just because "the board knows better than do the shareholders what is in the corporation's best interest?" *(Blasius)* If they understood that, perhaps their fiduciary responsibilities would be clearer to them when they are considering whether they should accurately report the results of a shareholder vote on an open-ending proposal or approve a bylaw that infringes on the shareholders' franchise rights. That would be a better way to "cure" any perceived vagueness than attempting to censor our proposal or supporting statement.

You allege that it is false and misleading to compare the Fund's bylaw to Shorewood's bylaws. Here is how Vice Chancellor Strine described the latter:

Recognizing that Chesapeake, a takeover-proof Virginia corporation, might pursue Shorewood, a Delaware corporation, through a contested tender offer or proxy fight, the Shorewood board adopted a host of defensive bylaws to supplement Shorewood's **[*30]** poison pill. The bylaws were designed to make it more difficult for Chesapeake to amend the Shorewood bylaws to eliminate its classified board structure, unseat the director-defendants, and install a new board amenable to its offer. These bylaws, among other things, eliminated the ability of stockholders to call special meetings and gave the Shorewood board control over the record date for any consent solicitation. Most important, the bylaws raised the votes required to amend the bylaws from a simple majority to 66 2/3% of the outstanding shares. Because Shorewood's management nearly 24% of the company's stock, the 66 2/3% Supermajority Bylaw made it mathematically impossible for Chesapeake to prevail in a consent solicitation without management's support, assuming a 90% turnout. Chesapeake then increased its offer, went public with it in the form of a tender offer and a consent solicitation, and initiated this lawsuit challenging the 66 2/3% Supermajority Bylaw. Shortly before trial, the Shorewood board amended the Bylaw to reduce the required vote to 60%.

That sounds pretty similar to the Fund bylaw to us but we are not closed-minded. Therefore, we will consider deleting our reference **[*31]** to *Chesapeake Corp. v. Shorewood Packaging Corp.* if you can give us an opinion from any Delaware lawyer stating that the Fund's bylaw requiring a 75% supermajority vote to amend the bylaws is dissimilar to Shorewood's (which only required 66 2/3%). Of course, the Fund is also free to give its side of the story in its soliciting materials.

We deny that anything else about our proposal is false or misleading. We think the board has violated its fiduciary duty and you don't. Let's let the shareholders decide. The following is our revised proposal and supporting statement:

RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders.

Supporting Statement

Last year, stockholders voted on a proposal to open-end the Fund. Management opposed the proposal. It did not pass but received significant shareholder support. Management responded by (i) misreporting the voting results and (ii) passing two bylaws that improperly disenfranchise stockholders.

(i) Rule 30d-I of the Investment Company Act requires the Fund to report to stockholders "a brief description of each matter voted upon at the meeting and the number of votes cast for, against or **[*32]** withheld, as well as the number of abstentions and broker non-votes as to each such matter." Here is how the results were "reported":

TO APPROVE A STOCKHOLDER ADVISORY PROPOSAL.

IN FAVOR OF THE PROPOSAL: 6,526,945

NOT IN FAVOR OF THE PROPOSAL: 15,446,064

Apparently, the board did not want us to know that the open-ending proposal received significant stockholder support so it (1) did not describe the proposal, and (2) included abstentions and broker non-votes in the 15,446,064 votes reported as "not in favor of the proposal" to make it appear that the proposal was overwhelmingly defeated. Both of these actions plainly violate Rule 30d-1.

(ii) The Delaware Chancery Court determined in *Chesapeake Corp. v. Shorewood Packaging Corp.* that the directors of a corporation breached their fiduciary duty when they approved a bylaw designed to disenfranchise stockholders. Our directors approved a similar bylaw that makes it more difficult for stockholders to exercise their right to vote. Specifically, it (1) eliminates the ability of stockholders to call a special meeting, (2) provides burdensome procedures for stockholders to act by written consent, (3) strips stockholders

who hold their **[*33]** shares in street name of the right to nominate directors, (4) deters other stockholders from submitting proposals or nominating directors, (5) makes it harder for stockholders to remove directors, and (6) makes it almost impossible for stockholders to emend, alter or repeal the bylaws. They also approved another bylaw making the qualifications for nomination as a director so restrictive that virtually no stockholder could meet them.

The board's message is obvious: "We run this Fund and we don't want stockholders to do anything but pay the management fees." We think that if a lawsuit were brought to undo these inequitable bylaws, it would be successful. Rather than risk such a lawsuit, the board should just scrap them.

If you think that the directors should not trample on tho rights of stockholders and should try to start acting like fiduciaries, you should vote FOR this proposal.

Very truly yours,

Phillip Goldstein

Portfolio Manager

Securities Exchange Act of 1934 -- Rule 14A-8

June 30, 2005

[*1] The Procter & **Gamble** Company

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2005

Adam Newton
Counsel
The Procter & **Gamble** Company
Legal Division
One Procter & **Gamble** Plaza
Cincinnati, OH 45202-3315

Re: The Procter & **Gamble** Company

Dear Mr. Newton:

This is in regard to your letters dated June 21, 2005 and June 24, 2005 concerning the shareholder proposal submitted by the LIUNA Local Union and District Council Pension Fund for inclusion in Procter & **Gamble's** proxy materials for its upcoming annual meeting of security holders. Your letters indicate that Procter & **Gamble** will include the proposal in its proxy materials, and that Procter & **Gamble** therefore withdraws its May 9, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples
Special Counsel

INQUIRY-1: ***P&G***

The Procter & Gamble Company
Legal Division
One Procter & **Gamble** Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

June 24, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities **[*2]** and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3010
ATTN: Heather Maples

RE: The Procter & Gamble Company / Proposal Submitted by the LIUNA Local Union and District Council Pension Fund

Ladies and Gentlemen:

On June 21, 2005, The Procter & **Gamble** Company (the "Company") advised you that it was withdrawing its no-action request as relates to the proposal submitted by the LIUNA Local Union and District Council Pension Fund dated April 26, 2005 (the "Fund Proposal"). *

* As noted in previous correspondence, the Company initially received a submission from the Fund on April 20, 2005, and a subsequent submission from the Fund marked as "Corrected Copy" on April 26, 2005. The Company is relying on the submission dated April 26 as the operative document.

The Company has decided to include the Fund Proposal in its Proxy Materials for the 2005 Annual Meeting, unless withdrawn by the Fund.

Very truly yours,

Adam Newton
Counsel

INQUIRY-2: ***P&G***

The Procter & Gamble Company
Legal Division
One Procter & **Gamble** Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

June 21, **[*3]** 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN: Heather Maples

RE: The Procter & Gamble Company / Proposal Submitted by Nina Janopaul

Ladies and Gentlemen:

This letter follows from the no-action request filed with your office on May 9, 2005, on behalf of The Procter & **Gamble** Company (the "Company") pursuant to Rule 14a-8(i)(11). The Company's request concerned two proposals that it believes are substantially duplicative:

. A proposal concerning corporate political contributions submitted by Mr. Bart Naylor for Ms. Nina Patricia Janopaul, a shareholder, dated September 9, 2004 (the "Janopaul Proposal"). n1

. A proposal concerning corporate political contributions submitted by the LIUNA Local Union and District Council Pension Fund, dated April 26, 2005 (the "Fund Proposal").

n1 Ms. Janopaul has designated in writing that Mr. Naylor shall serve as her agent for purposes of her proposal.

Mr. Naylor has since advised the Company that he is withdrawing the Janopaul Proposal. A copy of the correspondence from Mr. Naylor confirming **[*4]** the withdrawal is attached hereto. Consequently, the Company hereby withdraws its no-action request as it relates to the Fund Proposal.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7377. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Adam Newton
Counsel

ATTACHMENT

September 16, 2004

Adam Newton
Procter & **Gamble** Legal Division
One P&G Plaza
Cincinnati, Ohio 45202-3315
Tel: 513-983-7377
Fax: 513-983-2611

Dear Mr. Newton,

I hereby authorize Bartlett Naylor to serve as my agent for purposes of exercising my privileges under SEC 14a8 (shareholder resolution).

Sincerely,

Nina Janopaul
1255 N. Buchanan St.
Arlington, VA 22205

INQUIRY-3: LIUNA LOCAL UNION AND DISTRICT COUNCIL PENSION FUND

905 - 16TH STREET, N.W.
WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721

May 24, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RE: The Proctor [*5] & Gamble Company Proposal Submitted by the LIUNA Local Union and District Council Pension Fund

Ladies and Gentlemen:

The LIUNA Local Union and District Council Pension Fund (the "Fund") submitted a proposal dated April 26, 2005 to **Proctor & Gamble,** Inc. (the "Company") regarding a report disclosing its political contributions. The Company received the response, whereupon it submitted a request for no action on the grounds that the Fund's Proposal substantially duplicates another proposal previously submitted. Please see Exhibit 1.

Since that time, the Fund has received notice that the previously submitted proposal filed by Mr. Bart Naylor was withdrawn. That withdrawal, we believe, renders the no action request by **Proctor & Gamble** moot. Please see Exhibit 2.

We respectfully request that you concur with our view regarding the moot standing of the Company's request. Your confirmation would be greatly appreciated.

Sincerely,

MARK W. SPEAKES
Fund Administrator

Exhibit 1

P&G

The Procter & Gamble Company
Legal Division
One Procter & **Gamble** Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-7377
Fax: (513) 983-2611
[*6] *newton.ra@pg.com*

May 9, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Procter & **Gamble** Company / Proposal Submitted by the Laborers' Local Union and District Council Pension Fund

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & **Gamble** Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal from the Laborers' International Union of North America Local Union and District Council Pension Fund (the "Fund") dated April 26, 2005 (the "Fund Proposal"). n1 Please see Exhibit 1. The Fund Proposal requests that the Company prepare a regular report disclosing its political contributions. The Fund has requested inclusion of its proposal in the Company's Proxy Statement for its 2005 Annual Meeting of shareholders.

n1 The Company initially received a submission from the Fund on April 20, 2005 and a subsequent submission from the Fund marked as "Corrected Copy" on April 26, 2005. The Company is relying on the submission dated April 26 as the operative document.

[*7]

The Company intends to omit the Fund Proposal under Rule 14a-8(i)(11) on the ground that the Fund Proposal substantially duplicates another proposal previously submitted by Mr. Bart Naylor for Ms. Nina Patricia Janopaul, a shareholder, dated September 9, 2004 (the "Janopaul Proposal"). n2 Please see Exhibit 2. The Janopaul Proposal also requests that the Company prepare a regular report disclosing political contributions. The Company presently intends to include the Janopaul Proposal in its 2005 proxy materials.

n2 Ms. Janopaul has designated in writing that Mr. Naylor shall serve as her agent for purposes of her proposal.

The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the Fund Proposal from its Proxy Statement. Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the Fund Proposal, the Janopaul Proposal, and this letter. The Company is simultaneously providing a copy of this submission to the Fund.

Substantial Duplication of Another Proposal Previously Submitted

Rule 14a-8(i)(11) provides that a company may exclude a shareholder proposal that substantially **[*8]** duplicates another proposal previously submitted to the company by another proponent. The Staff has applied this basis for exclusion to proposals that have the same "principal thrust" or "principal focus" even they differ in particular terms and scope. See, e.g., Time Warner Inc. (Feb. 11, 2004) (concurring in exclusion of a proposal that differed in wording and scope but contained the same subject matter of accountability for political contributions); Pacific Gas and Electric Company (Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Here, both the Fund and Janopaul Proposals concern Company's policies and practices with respect to political contributions. Though minor wording differences exist, both are identical in the thrust, focus, and mechanism of this disclosure:

. Both proposals call for a semi-annual report addressing the Company's political contributions.

. Both proposals request that the report disclose the Company's policies for political contributions made with corporate funds.

. Both proposals request that the report contain an "accounting" of the Company's resources / funds contributed to political causes.

. Both proposals **[*9]** require disclosure of the business rationale for each such contribution.

. Both proposals require the report to identify decision-makers in the Company who authorized these contributions.

Both proposals require substantially the same scope and timing of disclosure concerning political contributions. As a result, the Fund Proposal is excludable under Rule 14a-8(i)(11) as the later-received, duplicative submission. See, e.g., Bank of America Corp., (Feb. 25, 2005) (excluding a substantially duplicative proposal concerning disclosure of political contributions); Bristol-Myers Squibb Co. (Jan. 30, 2004) (same); General Electric Company (Jan. 20, 2004) (same).

Accordingly, the Company respectfully requests that you concur in its view that it may properly exclude the Fund Proposal from its Proxy Materials for the 2005 Annual Meeting. Your confirmation that the Staff will not recommend enforcement if the Fund Proposal is omitted from the 2005 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7377. Please acknowledge receipt of this letter by date-stamping the enclosed **[*10]** additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Adam Newton

Exhibit 2

Priscilla, Linda

From: Bartnaylor@aol.com

Sent: Thursday, May 12, 2005 5:26 PM

To: Priscilla, Linda; newton.ra@pg.com

Subject: To Corporate Secretary

to: Corporate Secretary
Proctor & Gamble

I hereby withdraw the shareholder resolution regarding political contribution

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286

INQUIRY-4: *P&G*

The Procter & Gamble Company
Legal Division
One Procter & **Gamble** Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-7377
Fax: (513) 983-2611
newton.ra@pg.com

May 9, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The Procter & Gamble Company / Proposal Submitted by the Laborers' Local Union and District Council Pension Fund

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & **Gamble** Company (the "Company") in accordance with Rule 14a-8(j) under **[*11]** the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company received a shareholder proposal from the Laborers' International Union of North America Local Union and District Council Pension Fund (the "Fund") dated April 26, 2005 (the "Fund Proposal"). n1 Please see Exhibit 1. The Fund Proposal requests that the Company prepare a regular report disclosing its political contributions. The Fund has requested inclusion of its proposal in the Company's Proxy Statement for its 2005 Annual Meeting of shareholders.

n1 The Company initially received a submission from the Fund on April 20, 2005 and a subsequent submission from the Fund marked as "Corrected Copy" on April 26, 2005. The Company is relying on the submission dated April 26 as the operative document.

The Company intends to omit the Fund Proposal under Rule 14a-8(i)(11) on the ground that the Fund Proposal substantially duplicates another proposal previously submitted by Mr. Bart Naylor for Ms. Nina Patricia Janopaul, a shareholder, dated September 9, 2004 (the "Janopaul Proposal"). n2 Please see Exhibit 2. The Janopaul Proposal also requests that the Company prepare a regular report disclosing **[*12]** political contributions. The Company presently intends to include the Janopaul Proposal in its 2005 proxy materials.

n2 Ms. Janopaul has designated in writing that Mr. Naylor shall serve as her agent for purposes of her proposal.

The Company respectfully requests the Staff's concurrence that no enforcement action will be recommended if the Company omits the Fund Proposal from its Proxy Statement. Pursuant to Rule 14a-8(j) under the Exchange Act, please find enclosed six copies of the Fund Proposal, the Janopaul Proposal, and this letter. The Company is simultaneously providing a copy of this submission to the Fund.

Substantial Duplication of Another Proposal Previously Submitted

Rule 14a-8(i)(11) provides that a company may exclude a shareholder proposal that substantially duplicates another proposal previously submitted to the company by another proponent. The Staff has applied this basis for exclusion to proposals that have the same "principal thrust" or "principal focus" even they differ in particular terms and scope. See, e.g., Time Warner Inc. (Feb. 11, 2004) (concurring in exclusion of a proposal that differed in wording and scope but contained the same **[*13]** subject matter of accountability for political contributions); Pacific Gas and Electric Company (Feb. 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Here, both the Fund and Janopaul Proposals concern Company's policies and practices with respect to political contributions. Though minor wording differences exist, both are identical in the thrust, focus, and mechanism of this disclosure:

. Both proposals call for a semi-annual report addressing the Company's political contributions.

. Both proposals request that the report disclose the Company's policies for political contributions made with corporate funds.

. Both proposals request that the report contain an "accounting" of the Company's resources / funds contributed to political causes.

. Both proposals require disclosure of the business rationale for each such contribution.

. Both proposals require the report to identify decision-makers in the Company who authorized these contributions.

Both proposals require substantially the same scope and timing of disclosure concerning political contributions. As a result, the Fund Proposal is excludable under Rule 14a-8(i)(11) as the later-received, **[*14]** duplicative submission. See, e.g., Bank of America Corp., (Feb. 25, 2005) (excluding a substantially duplicative proposal concerning disclosure of political contributions); Bristol-Myers Squibb Co. (Jan. 30, 2004) (same); General Electric Company (Jan. 20, 2004) (same).

Accordingly, the Company respectfully requests that you concur in its view that it may properly, exclude the Fund Proposal from its Proxy Materials for the 2005 Annual Meeting. Your confirmation that the Staff will not recommend enforcement if the Fund Proposal is omitted from the 2005 Proxy Statement is respectfully requested.

Should you have any questions regarding this matter or require additional information, please contact me at 513-983-7377. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Adam Newton
Counsel

Exhibit 1

CORRECTED COPY

LIUNA LOCAL UNION AND DISTRICT COUNCIL
PENSION FUND

905 - 16TH STREET, N.W.
WASHINGTON, D.C. 20006-1765

PHONE: (800) 544-3840 OR
(202) 737-1664
FAX: (202) 347-0721

Exhibit 1

April 26, 2005

Sent via fascimile [*15] 513-983-4381

James J. Johnson
Secretary
Procter & **Gamble**
One Procter & **Gamble** Plaza
Cincinnati, OH 45202

RE: Shareholder Proposal

Dear Mr. Johnson:

On behalf of the Laborers' Local Union and District Council Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the **Proctor & Gamble,** Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange commission's proxy regulations.

The Fund is the beneficial owner of approximately 25,475 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension finds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the **[*16]** company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

MARK W. SPEAKES
Fund Administrator

ATTACHMENT

Stockholder Proposal

Resolved, that the shareholders of **Proctor and Gamble,** Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary **[*17]** and non-monetary contributions to political candidates, advocacy groups, social welfare organizations, political parties, political committees and other political entities organized and operating under *26 USC Sec. 527* or Sec. 501(c)(4) of the Internal Revenue Code including the following:

   a. An accounting of the Company's funds contributed to any of the persons or organizations described above;

   b. The business rationale for each of the Company's contributions; and

   c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statements

As long-term shareholders of **Proctor and Gamble,** we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Company executives exercise wide discretion over the use of corporate resources for political purposes. **[*18]** They make decisions without a stated business rationale for such donations. Citizens for a Strong Ohio reported that **Proctor and Gamble** contributed $ 160,000 to its organization. (Center for a Strong Ohio).

http://www/ohiochamber.comlcitizens/donors.asp

Relying only on the limited data available from this website provides an incomplete picture of the Company's advocacy and political donations. Complete disclosure by the company is necessary for the company's Board and its shareholders to be able to fully evaluate the use of corporate assets.

Although the Bi-Partisan Campaign Reform Act (BCRA) enacted in 2002 prohibits corporate contributions to political parties at the federal level, it allows companies to contribute to independent political committees, also known as 527s. Additionally, there is no restriction on companies donating to 501(c)(4) - organizations, which can advocate certain social positions that may not be in the best interests of shareholders.

Absent a system of accountability, corporate executives will be free to use the Company's assets for objectives that may be inimical to the interests of the Company and its shareholders. There is currently no single **[*19]** source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

Exhibit 2

Bartnaylor@aol.com

09/09/2004 01:00 PM

Subject: shareholder resolution

James J. Johnson
Corporate Secretary
Procter & **Gamble** Co
PO 599
Cincinnati, Ohio
45201

Dear Corporate Secretary Johnson,

Below, please find a shareholder resolution hereby submitted under the SEC's Rule 14a(8). The requisite value has been held for the requisite time period. Proof of said ownership will be provided upon request pursuant to federal rule. It is our intention to continue ownership of the requisite value through the forthcoming annual meeting in 2005, where an authorized agent stands prepared to present the resolution at the forthcoming shareholder meeting.

As described in the supporting statement, this resolution concerns the company's political actions. Specifically, we are concerned that our company's posture on certain issues may be in discord with general shareholder interest.

A case in point: health insurance. Efforts are underway in a number of states, including California, Maryland, and Maine, that **[*20]** would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

Key business leaders such as the Ford Chairman have called on fellow managers to work towards health care financing reform.

Yet responsible corporations have been largely silent on or even opposed to key health insurance reform initiatives that might reduce these very corporations' subsidies and tax payments to non-insuring **[*21]** employers.

Procter & **Gamble** is a member of the National Business Group on Health. The policy positions of this group includes the statement that the level of uninsured Americans is "unacceptable" and that public programs should be improved as part of a multi-faceted effort.
(http://www.wbgh.com/pdfs/unisured_position072004.pdf) Yet it is not clear how such Procter & **Gamble** carries out this policy in specific political venues such as states. For example, in Maryland, where I live, and

where Procter & **Gamble** is one of the largest employers, the company appears to be absent from a prominent debate about state health care reform.

We submit this resolution with hope to initiate dialogue with senior Procter & **Gamble** executives, as encouraged by SEC/Department of Corporate Finance staff. I look forward to hearing from you. Please contact Bart Naylor at 703.786.7286.

Sincerely,

Nina Patrica Janopaul

Resolved:

We hereby request that Procter & **Gamble** Co. (the 'Company') prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:
a. Policies for political contributions made with corporate funds, political action **[*22]** committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under *26 U.S.C. Sec. 527;*

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations;

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.
Supporting Statement:

Our company's voluntary contribution of company assets to political campaigns poses concerns for shareholders for numerous reasons.

We believe it is possible that our company's political efforts may actually frustrate the goal of maximizing shareholder value. A case in point involves health care. Efforts are underway in a number **[*23]** of states, including California, Maryland, and Maine, that would help expand health insurance or drug coverage. To the extent that these efforts succeed, they would reduce the number of uninsured. Such a goal can actually benefit the financial prospects of our company because it would reduce the subsidy our company pays. For example, certain low-wage, no-benefit companies employ workers who must seek state and federal health insurance assistance for themselves or children. Wal-Mart, for example, provides only minimal health care. A state survey in Georgia found that of the 166,000 children covered by the PeachCare Insurance for Kids, a Medicaid-related program, 10,261 had a parent working for Wal-Mart. That was 14 times higher than the next highest employer. Wal-Mart, of course, is highly profitable, and the largest employer in the United States. Such state subsidies are financed by taxes, paid, in part, by our company.

At the very least, we believe that investors will be served with full disclosure.

We urge you to vote FOR this proposal.

ATTACHMENT

September 16, 2004

Adam Newton
Procter & **Gamble** Legal Division
One P&G Plaza
Cincinnati, Ohio 45202-3315
Tel: 513-983-7377 [***24**]
Fax: 513-983-2611

Dear Mr. Newton,

I, hereby authorize Bartlett Naylor to serve as my agent for purposes of exercising my privileges under SEC 14a8 (shareholder resolution).

Sincerely,

Nina Janopaul
1255 N. Buchanan St.
Arlington, VA 22205

2003 SEC No-Act. LEXIS 789

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

November 26, 2003

[*1] **Woodward** Governor Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Woodward** Governor Company
Incoming letter dated September 18, 2003

The proposal mandates that the board implement a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth.

There appears to be some basis for your view that **Woodward** may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if **Woodward** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which **Woodward** relies.

Sincerely,

Grace K. Lee
Special Counsel

INQUIRY-1: Law Offices of
CHAPMAN AND CUTLER LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Telephone (312) 845-3000
Facsimile (312) 701-2361
chapman.com

September 18, 2003

1934 Act-Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office [*2] of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mr. Gerald R. English to **Woodward** Governor Company

Dear Sir or Madam:

On behalf of **Woodward** Governor Company ("**Woodward**"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "1934 Act"), we hereby request confirmation that the staff of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if **Woodward** excludes a Proposal submitted by Mr. Gerald R. English from proxy materials (the "2003 Proxy Materials") for its January 2004 annual meeting of shareholders. **Woodward** expects to file definitive proxy materials with the SEC on or about December 10, 2003, more than 80 days after the date of this letter.

On August 5, 2003, **Woodward** received a notice from Mr. English submitting a proposal for inclusion in the 2003 Proxy Materials. A copy of Mr. English's letter, including his proposal (the "Proposal") and his supporting statement (the "Supporting Statement"), is attached as Exhibit A.

The Proposal reads as follows:

Resolved

"That the board of **Woodward** Governor Company implement a policy for compensation for the [*3] executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."

Woodward intends to exclude the Proposal from its 2003 Proxy Materials. For each of the reasons set forth below, independently, we believe the Proposal may be Properly omitted from the 2003 Proxy Materials:

. pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law;

. pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading; and

. pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements that would violate Rule 14a-9.

I. The Proposal may be excluded under Rule 14a-8(i)(1), because it is not a proper subject for action by shareholders under Delaware Law.

Woodward is a Delaware corporation subject to the Delaware General Corporation Law. Under Delaware law, the board of directors is responsible for **Woodward's** management, including its compensation policies. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are **[*4]** to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. **Woodward's** certificate of incorporation does not contain any provision that would allow shareholders to require the board to adopt or implement particular executive compensation policies.

The Proposal purports to require that **Woodward's** board implement a policy for compensation for certain executives. This does not constitute a request, a recommendation or a suggestion for the board to consider adopting or implementing a new policy for executive compensation. There is no precatory language in the Proposal. Instead, it is a flat requirement for the board to implement the policy in the Proposal. Under any logical interpretation, the Proposal would require the board both to adopt a policy and then to implement it. Because the Proposal would require board action, it constitutes a shareholder effort to regulate directly and in a mandatory manner the conduct of business that Delaware law entrusts to directors. As a mandate for director action, the Proposal is not within the power of shareholders and may be excluded.

The Note to paragraph (i)(1) of Rule **[*5]** 14a-8 states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, states in relevant part, under the heading "Substantive Issues," "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face as much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Proposal purports to bind the **Woodward** board, without any precatory language, with respect to a matter that is within board control. Therefore, **Woodward** has concluded that it may exclude the Proposal from its 2003 Proxy Materials.

II. The Proposal may be excluded under Rule 14a-8(i)(3), because the Proposal and its Supporting Statement are so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable **[*6]** under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See General Electric Company (February 5, 2003) (permitting omission of a proposal relating to senior executive and board compensation where the company argued, "The Proposal is vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented"); The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine [*7] "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990)(permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal requires the board to "implement a policy for compensation for the executives in the upper management (that being plant managers to board members), based on stock growth." That language clearly relates to all compensation of the covered executives. Portion's of the Supporting Statement support that interpretations. However, within the Supporting Statement, a fixed formula is suggested that would result in no compensation for the covered executives in the case of a decline in the stock price and very little compensation regardless of stock performance. For example, if the formula recommended in the Supporting Statement were followed, a 20% increase in the **Woodward** stock price, based on current prices, would result in a total of approximately $ 300,000 for compensation of all covered [*8] executives. Although the exact number of covered executives is impossible to determine because of the vague definitions (see the following paragraph), it appears that there are at least 30 people in the covered category. If that is accurate, the average compensation for the covered executives under the formula set forth in the Supporting Statement, in an excellent year for the stock, would be less than $ 10,000 per year. It is inconceivable that this was the intended meaning, but it is impossible to determine what the actual meaning is.

Many other points of confusion are in the Supporting Statement. **Woodward** has no executive category for a "plant manager," because its executive structure is product-based. It is therefore impossible to tell exactly what executives are intended to be covered. Including the board members as "executives" is particularly unusual and confusing. The suggested formula in the Supporting Statement doesn't clarify the applicable time periods. It appears to relate to a year at a time, but is unclear as to whether it is a calendar year or fiscal year. There is discussion of a "goal-oriented set of metrics" and "formulas that tie rewards to directly to performances," [*9] but that appears to be only stock-market performance, not performance of the covered executive.

There is some suggestion in the Supporting Statement, contrary to the Proposal itself, that the new compensation system that would be required would substitute only for the option portion of covered executives' compensation. This would merely be substituting one form of compensation based on stock growth for another, so it would be inconsistent with the all-encompassing language of the Proposal itself and with the bulk of the language in the Supporting Statement. This is another demonstration of the indeterminate, vague meaning of the Supporting Statement.

Another paragraph of the Supporting Statement deals with severance bonuses, a topic not addressed in tile Proposal itself: It is unclear, but would apparently require establishing a formula for severance bonuses, whether for an executive being terminated or one who is retiring. One sentence of the paragraph is very specific that doubled stock price during the covered executive's tenure would produce a severance bonus of one year's average earnings, without regard to the time served. Yet a following sentence indicates that the time of [*10] service should have some relationship to the size of the bonus ("without limit for someone that doubles the companies worth every four years should get more than one that takes ten years"). This serves as just another example of the impossibility of knowing how to understand or implement the Proposal.

As summarized above, the Proposal and its' Supporting Statement are so vague and indefinite that neither the shareholders voting on the Proposal nor the board trying to implement it would reasonably be able to determine what actions are required. The shareholders will not know what they are voting for, and the board will not know how to implement the Proposal if shareholders approve it. Accordingly, the Proposal can be excluded under Rule 14a-8(i)(3).

III. The Proposal may be excluded because the Supporting Statement for the resolution proposed by Mr. English includes materially false or misleading statements that would violate Rule 14a-9 contrary to Rule 14a-8(i)(3).

Rule 14a-9 prohibits solicitations that are false or misleading in any material way or omit any material fact necessary to make the statements not false or misleading. The Supporting Statement includes a number of statements **[*11]** that purport to be factual but are really opinions, Statements that have no relationship to the proposal, and statements that appear to represent conclusions but are totally unsubstantiated. The following annotations (bracketed and italicized) of just the first paragraph of the Supporting Statement demonstrate its indecipherable and misleading character.

"Many companies *[What are some names?]* are finding out *[How? Any studies that can be cited?]* that compensation committees that base executive pay and benefits on salary surveys, like **Woodward** does today, get meritocracy *[According to Webster's Ninth New Collegiate Dictionary, "meritocracy" means "a system whereby the talented are chosen and moved ahead on the basis of their achievement." Is that supposed to be a bad thing? Is meritocracy what the Proposal wants to avoid?]'.* This is why there is a lot of inflation *[Meritocracy causes inflation?]* and no results for shareholders *[How does meritocracy cause no results for shareholders?]* in this area *[in what area?].* A lot of investor's watch this *[Any support for this? Any studies?]* because when the gifts *[Why is compensation for services a "gift"?]* get **[*12]** to large and are carried for long periods of time *[Undefined],* this creates *[How does this create risk? What is the connection?]* an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own **Woodward** Stock." *[This is gibberish, but apparently means that a stock-based compensation system would reduce stockholders' risks, as well as solving the "meritocracy problem".] [bracketed, italicized material supplied]*

The remaining paragraphs of the Supporting Statement are just as replete with similarly misleading statements. The Division of Corporation Finance Staff Legal Bulletin 14, dated July 13, 2001, states that "when a proposal and Supporting Statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, ... *[the Staff]...* may find it appropriate for companies to exclude the entire proposal, Supporting Statement, or both, as materially false or misleading." Requiring the Division to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the **[*13]** process and diverts resources away from analyzing core issues arising under Rule 14a-8."

As set forth above; the Proposal and its Supporting Statement contain the types of obvious deficiencies and inaccuracies that make staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded under Rule 14a-8(i)(3).

Conclusion

On behalf of **Woodward,** we hereby request the staff to confirm that it will not recommend enforcement action if **Woodward** omits the Proposal and Supporting Statement submitted by Mr. English from its 2003 Proxy Materials. In accordance with Rule 14a-8(j), we have enclosed six copies' of this letter and its exhibit. By copy of this letter, **Woodward** is also concurrently notifying Mr. English of **Woodward's** intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. Should the staff disagree with **Woodward's** position in this letter (or desire any additional information in support or explanation of **Woodward's** position), **Woodward** respectfully requests that we be permitted to confer with the staff before it issues its response to this letter. **[*14]**

Please acknowledge receipt of this letter and the enclosed material by stamping one of the enclosed copies of this letter and returning it in the enclosed self-addressed, stamped envelope.

Please feel welcome to contact Steven L. Clark with any comments or questions at (312) 845-3799.

Very truly yours,

CHAPMAN AND CUTLER LLP

By
Steven L. Clark

EXHIBIT A

Gerald R. English
5999 Hillside Dr.
Fort Collins, CO 80526
e-mail: english@webaccess.net
phone: (970)-223-3002
July. 31, 2003

Carol J. Manning
Corporate Secretary for the
Woodward Governor Company
5001 North Second St.
Rockford, Illinois 61125-7001
U.S.A.

Dear Carol;

I want to submit my proposal for inclusion in our proxy statement for the 2003 Annual Meeting of the Shareholders. You will find that I followed the Rule 14a-4(c)(2) under the exchange act. I have owned the 500 shares for the last year and documentation to prove that is included as copies and has been sent to:

The Securities and Exchange Commission
450 5th Street
N.W. Washington D.C. 20549

I will continue to hold the 500 shares of **Woodward** Governor Company stock through the date of the meeting of the shareholders in late Jane 2004. Also **[*15]** I will attend the meeting to present my case.

I enclosed copies of the proposal, a letter from my broker and holder of my stock, and also a copy of the Form 3 I submitted to the SEC. I do hope you find everything in order.

Please keep me informed as to anything you may need regarding this proposal. You may email me at any time at the above email address. I will be in Europe for one month starting the last week of August so hopefully this will not cause any delay on my part if you have any questions regarding my proposal.

Thank You

Gerald R. English

ATTACHMENT

A proposal to have tighter metrics for benefits:

Mr. Gerald English, owner of 500 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal.

Resolved

"That the board of ***Woodward*** *Governor Company implement a policy for compensation/or the executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."*

Reasons:

Many companies are finding out that compensation committees that base executive pay and benefits on **[*16]** salary surveys, like **Woodward** does today, get meritocracy. This is why there is a lot of inflation and no results for shareholders in this area. A lot of investor's watch this because when the gifts get to large and are carried for long periods of time, this creates an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own **Woodward** Stock.

A goal-oriented set of metrics needs to be adopted by the board. If stock options and severance packages are a gift from shareholders then shareholders should adopt a formula that grants a small percentage (say .25%) of shock appreciation. The sum would then be allocated to the compensation committee based on the average gain in stock price over the past year for distribution. This percentage would give the compensation committee over $ 30,000 for every dollar gained in stock price so it is no small amount. This would create over 750 shares of stock options that could be optioned for each dollar of stock gain. Once allocated a new base price for shareholder gains would be established, and unless options lapsed, expired or were forfeited this base price would only be able to be adjusted downward **[*17]** by the dividends paid out. The option holding time should be shortened to 5 years, this would be so options get expensed sooner.

The same thing can be said for severance bonuses. They are gifts from the shareholders for a job well done and should grow based on performance, which should be measured in stock growth not time, or surveillance of other companies. I would like to see a formula based on stock growth. If the company doubles during your watch you get one times your average yearly earnings. If it doubles twice you get twice your average yearly earning. This would be without limit for someone that doubles the companies worth every four years should get more than one that takes ten years.

By formulating the gifts from the shareholders the shareholders can calculate the cost of ownership more closely and control the risk of ownership. This would make for better corporate governance because the metrics would be backed by formulas that tie rewards to directly to performances and remove the uncertainty.

"If you AGREE, please mark your proxy FOR this resolution."

1992 SEC No-Act. LEXIS 825

Securities Exchange Act of 1934 -- Rule 14a-8

July 30, 1992

[*1] **Philadelphia Electric** Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Philadelphia Electric** Company (the "Company")
Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans ". . . that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty **[*2]** exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

INQUIRY-1: PHILADELPHIA ELECTRIC COMPANY

LEGAL DEPARTMENT

2301 MARKET STREET, BOX 8699

PHILADELPHIA, PA 19101

(215) 841-5544 FAX: 568-3389

Direct Dial: 841-4263

June 1, 1992

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: **Philadelphia Electric Company**

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by **Philadelphia Electric** Company (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify **[*3]** the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a-8(c)(3).

The phrasing of the resolution portion **[*4]** of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear: The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of all stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

In many other respects, the Proposal is **[*5]** misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Directors, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the absence of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false **[*6]** and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, ". . . **[*7]** whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon." Section 1758 provides, inter alia, . . . "every shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporations" Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of all shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter Relating to Ordinary Business Operation

The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company **[*8]** is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question all Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to all employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted **[*9]** to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,

E. C. Kirk Hall
Assistant General Counsel

ATTACHMENT

305 N. Pompano Beach Blvd.
Apt.#1412
Pompano Beach, Florida 33062

L. S. Binder, Secty.,
Philadelphia Electric Company
2301 Market Street
Philadelphia, Pa. 19101

Dear Secretary Binder

The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS:
The Board of Directors and its' appointed Management team **[*10]** are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business, and

WHEREAS:
in the real world, the Board is, in fact, elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

WHEREAS:
the Board, at the instigation of Management, is led into establishing a wide variety of PERCS; i.e. attractive employment contracts, incentive plans, option plans, health accident life and medical plans, and "you name it plans" ad infinitum until it borders on the obscene, and

WHEREAS:
these Percs are granted, allegedly, for the good and welfare of the stockholders; although in truth the beneficiaries are Management, the Board and sundry other executives irrespective of whether this group produces a profit, and

WHEREAS:
there is Management perception that stockholders eat only after the above groups are well fed and then only to be spoon fed at Managements' benevolence and

WHEREAS:
the small stockholders, in fact, **[*11]** have no in-put or voice in the granting of the above noted Percs, and

WHEREAS:
the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???, now

THEREFORE:
BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,

Joanna Scott-Myers Date 4/29/92

THE MARCO
CONSULTING
GROUP

January 24, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Overnight Delivery

RECEIVED
2006 JAN 25 PM 4:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RE: McDonald's Corporation-Trowel Trades S&P 500 Index Fund Shareholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of the Trowel Trades S&P 500 Index Fund ("Proponent") in response to a letter dated January 13, 2006 on behalf of McDonald's Corporation ("Company") seeking a no action letter ("Request") pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 ('Act") regarding the Company's intention to exclude from its 2006 proxy materials Proponent's shareholder proposal urging the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. Six copies of this response are being submitted and one copy is being sent to the Company.

The Company makes three arguments in support of exclusion: (1) portions of the proposal are false or materially misleading; (2) the proposal contains statements that directly impugn character; (3) the proposal is so vague and indefinite with respect to implementation that it is inherently misleading. As will be shown, upon analysis none of these arguments justify exclusion.

<u>(1) Portions of the proposal are false or materially misleading</u>

The crux of the Company's argument (Request, pages 2-3) is that the phrase "commonly known as golden parachutes" cannot be used in the supporting statements of shareholder proposals that deal with severance agreements that are not triggered by change in control provisions.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

Ironically, this identical argument was made by Hilton Hotels Corp. to a similar proposal filed by the Proponent and **rejected** by the SEC in the case cited by the Company--*Hilton Hotels Corp.* (filing and effectiveness date of March 25, 2005, filing date changed March 29, 2005). In another case in which the SEC allowed the use of the term "golden parachute" in a proposal that applied to all severance agreements, not just those triggered by a change in control, *The Kroger Co.* (March 19, 2004), the proponent's response to the request for a no-action letter noted that:

> "the **Shareholder Proposal Handbook**, which is edited by William Morley (who held a number of senior positions in the Division of Corporation Finance during his thirty year career), has observed (section 29.06, 2003 Supplement) that "severance provisions that are conditioned on a change of control of the company are referred to as 'golden parachutes,' although some activists **use that term to refer to all severance agreements**" (emphasis added).

The Abstract to the Investor Responsibility Research Center's ("IRRC") Background Report 2005 CG-G on "Golden Parachutes and other Severance Agreements, " March 15, 2005 notes that shareholder proposals historically have been concerned with severance agreements triggered by a change in control: "but increasingly the proposals focus more broadly on all executive severance packages." A copy of the relevant portion of the Abstract is attached hereto as Exhibit A. Also attached as Exhibit B is a copy of the IRRC Report on the Company's 2005 annual shareholder meeting. On page 2 of that report, the Corporate Governance Profile lists the Company as having a "golden parachute."

The Proponent respectfully submits that there is ample evidence and prior SEC precedent demonstrating that the phrase "golden parachutes" is commonly used to refer to all severance agreements, not just those triggered by change in control provisions. Even if such evidence and precedent did not exist, the appropriate response would be to allow the Company to omit the phrase "golden parachutes" and not omit the entire proposal.

<u>(2) The proposal contains statements that directly impugn character</u>
The phrase that the Company finds offensive in the Proponent's supporting statement is: "We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company." As will be shown, impugning character requires sterner stuff that that!

The Company's Request (page 3) claims this sentence "clearly implies" that McDonald's executives are "prone to manipulate McDonald's board for personal benefit, and that the board is susceptible to such manipulation. This statement has no factual basis."

With all due respect, it is the Company's argument that has no factual basis. Proponent's proposal applies to **future** severance agreements, and thus to **future** executives and **future** boards. Proponent's intent is to establish a framework for the **future** that safeguards against **future** events that Proponent believes might arise. There is no attempt by Proponent to claim that any of the Company's current executives or current board members has acted improperly. Proponent is simply attempting to insulate **future** executives and directors from the dangers of potential **future** manipulation.

The case cited by the Company, *Swiss Helvetia Fund* (April 3, 2001), is completely inapplicable to our case. In *Swiss Helvetia Fund* the shareholder was upset over the way directors responded to a previous year's vote on converting the Fund to an open-end structure and the proposal recommended "that the directors try not to violate their fiduciary duty to stockholders." That implication of a breach of fiduciary duty by specific directors regarding a specific act bears no relationship to Proponent's attempt to provide safeguards for how **future** executives and **future** directors may react to situations the Proponent believes may arise in the **future**.

As with the preceding argument, the appropriate relief to this argument would be to allow the Company to omit the relevant language and not omit the entire proposal.

<u>(3) The proposal is so vague and indefinite with respect to implementation that it is inherently misleading.</u>

The Company's main point here (Request, Page 4) is that the Proposal fails to specify the time period for which an executive's base salary and bonus should be used as a baseline in determining whether a severance agreement exceeds the 2.99 threshold amount.

The Proponent respectfully submits that its precatory proposal is neither vague nor indefinite, but instead reflects in clear, concise, well-defined terms the key concepts found in scores of shareholder proposals submitted on this topic in recent years—if a severance package for senior executives exceeds 2.99 times base salary plus bonus, it should be submitted to shareholders for approval.

The Proponent has neither the duty nor the intention to micromanage the Company's negotiation of future severance agreements or the reconciliation them with existing severance agreements by imposing specific, detailed provisions (e.g., use of current year's salary and bonus **or** last year's base salary and bonus **or** some average over a period of time). The Proponent is confident in the judgment of the Company's executives and advisors to pick a measurement most appropriate for the Company and the workings of the applicable provisions of the Tax Reform Act of 1984 and the pertinent regulations of Section 280G of the Internal Revenue Code.

Finally, the Company argues that it is unclear how the Proposal is meant to apply to existing agreements with executives. The example cited by the Company is: an executive currently has a severance agreement that provides benefits in excess of 2.99 times the threshold and the Company wants to modify that agreement in a way that has nothing to do with benefits.

The Proponent respectfully submits that the Proposal is crystal clear on how that situation would be treated. Since it involves a **current** agreement and does **not increase benefits** beyond the threshold, there would be no reason to submit to a shareholder vote. The Proponent notes that if the Company wishes to adopt a policy governing the submission of future severance agreements to shareholders for approval, the Company will be able to specify for itself how to handle various factual scenarios.

Based on the foregoing, the Proponent respectfully urges that the relief sought in the Company's Request not be granted.

If you have any questions or need any additional information, please contact the undersigned at 312-612-8452 or kinczewski@marcoconsulting.com

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

Enclosures
cc: Gloria Santona
Executive Vice President/General Counsel/Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

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2005 CG-G: Golden Parachutes and Other Severance Arrangements

Author/Contact:	Rosanna Weaver	Report Date	March 15, 2005

Abstract:
Golden parachutes and other severance payments continue to spark considerable debate. In an era of unusually high CEO turnover, severance and retirement packages attract media attention and shareholder anger, particularly as large packages go to perceived poor performers. Golden parachutes, generally defined as severance agreements contingent on a change in corporate control, and other severance packages have become the focus of more shareholder proposals in the past several years and have garnered higher votes. The proposals typically ask that the board seek shareholder approval for future executive severance agreements that provide benefits that exceed a specified threshold, often 2.99 times the sum of the executive's base salary plus bonus. More proposals on this topic went to a vote in 2004 than in any year since IRRC began tracking these proposals, and more than half of the 26 proposals that went to a vote passed. For 2005, IRRC is tracking a record 38 proposals on this topic, as this report is completed.

Average support for the 26 proposals that came to a vote in 2004 was 51.8 percent, down slightly from the record 57.0 average of 2003. There was a wide range in levels of support, however, from 19.6 percent to 76.8 percent. A closer analysis of the results shows that a range of factors, from actions companies took prior to the vote to the specific wording of the proposal, had an impact on the outcome of the proposals. For example, when only proposals that ask for shareholder approval of packages over 2.99 times salary and bonus are considered, the average vote is 60.1 percent. The average vote on the less popular proposals with a 2.0 multiple was 35.9 percent. The average vote for all of the 19 golden parachute proposals that came to a vote in 2002 was 34.9, an increase from the 2001 average of 31.8.

The increase in the number of proposals being voted on, particularly when considered over the past five years, is significant. Thirteen shareholder proposals related to golden parachutes came to a vote in 2001, seven proposals in 2000, 11 in 1999, and only six proposals in 1998. Average voting support for the resolutions has been increasing steadily for the last five years, from an average of 23.9 percent in 1998. Proposals historically have sought shareholder approval of future golden parachutes, but increasingly the proposals focus more broadly on all executive severance packages.

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Exhibit A

Related Resolutions and Reports

Printable version of this page

Investor Responsibility Research Center
1350 Connecticut Avenue
Washington, DC 20036
(202) 833-0700

McDonald's Corp

ANNUAL MEETING

Meeting date: **5/11/2005**
Record date: **3/14/2005**

IRRC CONTACT: Glenn Davis

COMPANY INFORMATION

Exchange:	NYSE
Cusip:	580135101
Country of Incorporation:	United States
Market Capitalization:	$40,720.71 million
Sedol:	2550707
Ticker:	MCD
Web Site:	www.mcdonalds.com

MEETING AGENDA

Number	*Proposal (SP- Indicates shareholder proposal)*	*Management Recommendation*
1.	Elect directors	FOR
2.	Ratify selection of auditors	FOR
3.	SP-Report on gene-engineered food	AGAINST

Cumulative voting is available in the election of directors: no

EQUITY AND VOTING STRUCTURE

Stock Name	Number outstanding	Votes/share
Common Stock	1,267,119,628	1
	Total Common Equity	1,267,119,628
	Total Voting Power	1,267,119,628

Ownership Structure

Director and Officer Total Voting Power: less than 1%

Significant Shareholders: none

CORPORATE GOVERNANCE PROFILE

OVERVIEW

	2005	2004

Exhibit 8

Board independence	77%	83%
Total pay to CEO	$7,439,743	$4,272,736
Total potential dilution	17.8%	20.5%
Portion of Fees paid for non-audit	21.2%	26.7%

BOARD PROFILE

Board independence	77%
Key committees independence:	
Audit	100%
Compensation	100%
Nominating	80%
Corporate governance committee	Yes
Separate chair/CEO	Yes
Lead Director	Andrew J. McKenna (Affiliated)

CEO PAY PROFILE (last reported FY)

CEO Charles H. Bell	
Salary	$1,014,800
Bonus	$3,185,000
Stock options (# of shares)	350,000
Value of stock option grant*	$3,018,833
Value of restricted stock awards	$0
LTIP	$0
Total pay (above values + other annual pay)	$7,439,743
Prior FY peer group median pay	$6,446,222

Option value is generally based on 1/3 of face value for this report.

DILUTION COMPARISON

McDonald's Corp	17.8%
Peer group median	16.0%
Peer group weighted average	16.6%
Peer group 75th percentile	19.9%
1-year run-rate	1.6%
3-year average run-rate	1.9%

ANTI-TAKEOVER FEATURES

Poison pill	No
Classified board	Yes
State of incorporation	Delaware
Golden parachutes	Yes

AUDIT FEES

Auditor	Ernst & Young
Audit fees	$8,700,000
Audit related fees	$200,000
Tax fees	$2,300,000
All other fees	$100,000
% non-audit	21.2%

VOTING ITEMS

Proposal No. 1: Elect directors

To elect the following nominees:

1.1: Hall Adams Jr.

IRRC director type:	Independent		
Exchange director type:	Independent		
Committee membership:	Compensation/Remuneration		
Other boards:	None known		
Age:	71	**Tenure (yrs):**	12
Attend <75% of meetings:	No	**Years in term:**	3
# of shares held:	26,002	**# of disclosable options:**	22,002

1.2: Cary D. McMillan

IRRC director type:	Independent		
Exchange director type:	Independent		
Committee membership:	Audit		
Other boards:	Hewitt Associates		
Age:	47	**Tenure (yrs):**	2
Attend <75% of meetings:	No	**Years in term:**	3
# of shares held:	13,334	**# of disclosable options:**	3,334

1.3: Michael J. Roberts

IRRC director type:	Employee (President, COO)		
Exchange director type:	Employee		
Committee membership:	None known		
Other boards:	Embarcadero Technologies		
Age:	54	**Tenure (yrs):**	1
Attend <75% of meetings:	No	**Years in term:**	2
# of shares held:	681,695	**# of disclosable options:**	643,125

1.4: James A. Skinner

IRRC director type:	Employee (CEO, Vice-Chairman)		
Exchange director type:	Employee		
Committee membership:	None known		
Other boards:	None known		
Age:	60	**Tenure (yrs):**	1
Attend <75% of meetings:	No	**Years in term:**	3
# of shares held:	1,127,837	**# of disclosable options:**	925,068

1.5: Anne-Marie Slaughter

IRRC director type:	Independent		
Exchange director type:	Independent		
Committee membership:	Compensation/Remuneration		
Other boards:	None known		
Age:	46	**Tenure (yrs):**	1
Attend <75% of meetings:	No	**Years in term:**	3
# of shares held:	0	**# of disclosable options:**	0

Board Summary

Number of directors	13
Number of employee directors	2
Number of affiliated directors	1

Number of independent directors	10
Number of women on board	2
Number of minorities on board	4
Average age	58
Average tenure	5

Director & Committee Profile

Director IRRC Classification	Audit Committee	Compensation Committee	Nominating Committee	Attend <75% of meetings
Employee directors				
Michael J. Roberts (President, COO)				
James A. Skinner (CEO, Vice-Chairman)				
Affiliated directors				
Andrew J. McKenna (Business transactions Amount disclosed = $1,300,000)			Chair	
Independent directors				
Hall Adams Jr.		X		
Edward A. Brennan		Chair	X	
Robert A. Eckert		X	X	
Enrique Hernandez Jr.*	Chair		X	
Jeanne P. Jackson		X		
Walter E. Massey	X			
Cary D. McMillan*	X			
John W. Rogers Jr.		X		
Anne-Marie Slaughter		X		
Roger W. Stone*	X		X	

* Identified as financial expert

Comment

The beneficial ownership figures shown above for each nominee do not include stock equivalent units.

Director Stone is a director and minority shareholder in Prarie Packaging, which sold $4 million worth of packaging to McDonald's in 2004. IRRC does not consider Stone to be affiliated because he is not an employee of Prarie Packaging and he is not a majority stakeholder..

Proposal No. 2: Ratify selection of auditors

Proposed Auditors For Next Fiscal Year

Ernst & Young

Fees paid to Ernst & Young for non-audit services during the last fiscal year accounted for 21.2 percent of the aggregate fees.

Auditor Change In Last 3 Years

No

Proposal No. 3: SP-Report on gene-engineered food

Vote Requirement: Majority of votes cast (abstentions and broker non-votes not counted)

Proposal

To request that an independent committee of the board review company policies and procedures for monitoring genetically engineered (GE) products and report to shareholders within six months on the results of the review, including:

(i) the scope of Company products that are genetically engineered;
(ii) the environmental impacts of continued use of GE products sold or manufactured by the company;
(iii) contingency plans for removing GE seed and other GE products from the ecosystem should circumstances so require; and
(iv) evidence of independent long-term safety testing demonstrating that GE crops, organ-isms, or products thereof are actually safe for humans, animals and the environment.

The proposal is non-binding.

Analysis

Genetically engineered, or bioengineered, plants were approved by U.S. regulatory agencies in the 1990s, and in 2004 45 percent of corn, 85 percent of soybeans and 76 percent of cotton grown in the United States was bioengineered. Current grain handling practices mean that large quantities of corn and soybeans from different sources are stored and mixed in grain elevators, such that unless raw materials have been carefully segregated since harvest, staples such as soy lecithin and corn starch, present in nearly all processed food, are likely to contain some ingredients from bioengineered crops. The majority of animals raised for meat may also have been fed bioengineered plants, and many dairy cattle may have been injected with a bioengineered hormone designed to boost milk production. The prevalence of bioengineering in the United States means that many items on U.S. supermarket shelves and restaurant menus—including McDonald's U.S. menu—are made in part from bioengineered ingredients. (Outside the United States bioengineering is far less prevalent, meaning that few if any non-U.S. McDonald's menu items contain any bioengineered ingredients.) Biotechnology companies, most food manufacturers and U.S. regulatory agencies maintain that bioengineered crops do not harm the environment and that food made from these plants is safe to eat. McDonald's opposes this resolution on the grounds that bioengineering regulation is sufficient and the company does not control farmers' decisions regarding their crops. Opponents of bioengineering argue that insufficient testing has been done on the health effects of bioengineered food, and that bioengineered crops have potential to seriously harm the ecosystem. This resolution's proponents believe that the company needs to be more aware of the dangers it faces because of its use of bioengineered ingredients.

For information on this proposal, see IRRC's related Social Issues Services Report.

Proxy solicitor: Innisfree M&A; 888-750-5834
Made available on Electronic IRRC on: 4/20/2005

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: McDonald's Corporation
Incoming letter dated January 13, 2006

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser